05013693

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

October 11, 2005

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED OCT 12 2005 WASH, D.C. 156

By Overnight Courier
Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Initial Annual Information Form Dated September 27, 2005
2. Services Agreement Between Trilogy Energy ltd. and Paramount Resources dated April 1, 2005

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

PROCESSED
MAR 09 2006
THOMSON
FINANCIAL

GLY/kp
Enclosure

cc: Bernard K. Lee, Trilogy Energy Ltd.
Charles E. Morin, Trilogy Energy Ltd.

TRILOGY
ENERGY TRUST

INITIAL ANNUAL INFORMATION FORM

September 27, 2005

TABLE OF CONTENTS

BACKGROUND

Trilogy is an open-ended unincorporated investment trust established under the laws of Alberta resulting from the spinout of certain assets from Paramount which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one Trust Unit for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, Trilogy (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount, (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. Trilogy became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

Trilogy was formed on February 25, 2005 for the purposes of the Trust Spinout. All information respecting the assets of Trilogy in this annual information form which precedes April 1, 2005 is information respecting such assets while they were owned by Paramount or companies or entities from whom Paramount acquired the assets.

Paramount continues to own 19% of the outstanding Trust Units and is involved in the management and administration of Trilogy through a services agreement. As Paramount took the initiative in founding and organizing Trilogy, Paramount may be considered to be a promoter of Trilogy for securities law purposes.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, distributions on Trust Units by the Trust and cash flow to be retained by the Limited Partnership.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although Trilogy believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to: volatility of oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in Trilogy's operations, risks inherent in Trilogy's current and anticipated marketing method for its production, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, Trilogy's ability to replace and expand its oil and natural gas reserves, Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations, Trilogy's ability to access external sources of debt and equity capital, general economic and business conditions, Trilogy's ability to enter into or renew leases, Trilogy's ability to make capital expenditures and the amounts of capital expenditures, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, Trilogy's ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, tax pools, tax shelter and tax deductions available to Trilogy and changes to tax legislation and regulations applicable to Trilogy, changes in environmental and other regulations or the interpretation of such regulations, risks associated with existing and potential future lawsuits and regulatory actions against Trilogy, difficulty in obtaining necessary regulatory approvals and such other risks and uncertainties described from time to time in Trilogy's reports and filings with the Canadian securities authorities. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimates, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this annual information form are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking

statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this annual information form the Trust uses the terms "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash Flow of Trilogy Energy Trust" and "Distributable Cash" should not be construed as alternatives to net earnings, funds flow from operating activities or other measures of financial performance calculated in accordance with GAAP. **The actual amount of cash that is distributed cannot be assured and future distributions may vary.** The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

OTHER INTRODUCTORY INFORMATION

This annual information form contains disclosure expressed as "Boe" (barrels of oil equivalent), "MBoe" (thousand of barrels of oil equivalent), "Boe/d" (barrels of oil equivalent per day), "MMcfe" (million cubic feet equivalent), MMcfe/d" (million cubic feet equivalent per day) and "Bcfe" (billion cubic feet equivalent). All oil and natural gas equivalency volumes have been derived using the ratio of six Mcf (thousand cubic feet) of natural gas to one bbl (barrel) of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

The disclosure in this annual information form is given as of the date of this annual information form except where otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this annual information form.

"Administration Agreement" means the administration agreement dated February 25, 2005 among the General Partner, the Trustee for and on behalf of the Trust and the Holding Trust Trustee for and on behalf of Holding Trust;

"Administrator" means the General Partner in its capacity as administrator pursuant to the Administration Agreement;

"Cash Flow of Trilogy Energy Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by Trilogy Energy Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of Trilogy Energy Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption or repurchase of Trust Units and which have become payable in cash by Trilogy Energy Trust in the Distribution Period and any expenses and liabilities of Trilogy Energy Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Trust Indenture to be deducted, withheld or paid by or in respect of Trilogy Energy Trust in such Distribution Period;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution Payment Date" means on or about the day that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the Administrator, on behalf of the Trustee;

"**Distribution Period**" means each calendar month, or such other periods as may be determined from time to time by the Administrator, on behalf of the Trustee;

"**Distribution Record Date**" means the last day of each Distribution Period or such other date as may be determined from time to time by the Administrator, on behalf of the Trustee, or if that day is not a business day, the next following business day except that December 31 shall in all cases be a Distribution Record Date;

"**General Partner**" means Trilogy Energy Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta) which is a direct wholly-owned subsidiary of the Trust and which is the general partner of the Limited Partnership and the administrator of the Trust and Holding Trust;

"**Holding Trust**" means Trilogy Holding Trust, an investment trust established under the laws of Alberta, all of the units of which are owned by the Trust;

"**Holding Trust Declaration of Trust**" means the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Holding Trust was established, as such indenture may be amended from time to time ;

"**Holding Trust Note Indenture**" means the note indenture dated February 25, 2005, between Holding Trust and Computershare Trust Company of Canada, as trustee, relating to the issuance of the Holding Trust Notes;

"**Holding Trust Notes**" means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

"**Holding Trust Trustee**" means The Canada Trust Company, the trustee of Holding Trust;

"**Holding Trust Unitholder**" means a holder of a Holding Trust Unit from time to time;

"**Holding Trust Units**" means the units of Holding Trust, each of which represents an equal undivided beneficial interest therein;

"**Internal Reorganization**" means a reorganization of the direct or indirect assets, liabilities and/or securities of any of the Trust, Holding Trust, the General Partner or any other direct or indirect Subsidiaries of the Trust that, following the completion of such reorganization, results in the Trust holding directly or indirectly the same interest in the assets and liabilities as existed prior to the reorganization;

"**Limited Partnership**" means Trilogy Energy LP, a limited partnership established under the laws of the Province of Alberta pursuant to the Limited Partnership Agreement;

"**Limited Partnership Agreement**" means the amended and restated limited partnership agreement dated April 1, 2005 among Paramount, 1136980 Alberta Ltd. and 1161109 Alberta Ltd., as the initial general partners, and 1161109 Alberta Ltd. as the initial limited partner;

"**LP Units**" means limited partnership units of the Limited Partnership designated as Class B Units;

"**NI 51-101**" means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

"**Non-Canadian Partnership**" means a partnership other than a "Canadian partnership" within the meaning of the Tax Act;

"**Non-Resident**" means a person who is not resident in Canada within the meaning of the Tax Act;

"**Net Profits Interest Agreement**" means the net profits interest agreement dated effective April 1, 2005 between Holding Trust and the Limited Partnership;

"**NPI**" means the net profits interest granted to Holding Trust by the Limited Partnership pursuant to the Net Profits Interest Agreement;

"**Paddock Lindstrom**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"**Paddock Lindstrom Report**" means the independent engineering evaluation prepared by Paddock Lindstrom dated January 28, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves attributable to the Spinout Assets effective as of December 31, 2004;

"**Paramount**" means Paramount Resources Ltd. and, where the context requires, refers collectively to Paramount and its consolidated subsidiaries and partnerships;

"**Paramount Resources**" means Paramount Resources, an Alberta general partnership of which the partners are Paramount and Summit Resources Limited, a wholly-owned subsidiary of Paramount;

"**Properties**" means the working, royalty or other interests from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the Spinout Assets and properties which may be acquired by the Limited Partnership at a future date;

"**Resident**" means a person who is resident in Canada within the meaning of the Tax Act;

"**Series 1 Notes**" means the Series 1 unsecured subordinated demand notes of Holding Trust isssued or issuable under the Holding Trust Note Indenture;

"**Services Agreement**" means the services agreement dated April 1, 2005 between Paramount Resources and the General Partner pursuant to which Paramount Resources provides administrative and certain operational services to the General Partner;

"**Special Resolution**" means a resolution passed by more than 66⅔% of the votes cast, either in person or by proxy, at a meeting of the applicable securityholders at which a quorum was present, called for the purpose of approving such resolution, or a resolution approved in writing by holders of more than 66⅔% of the votes represented by the applicable securities entitled to be voted on such resolution;

"**Special Voting Rights**" means special voting rights of the Trust, issued pursuant to the Trust Indenture and entitling the holders thereof to attend meetings of Unitholders and to such number of votes as prescribed by the directors at the time of issue;

"**Spinout Assets**" means the oil and gas properties and assets which became indirectly owned by the Trust pursuant to the Trust Spinout;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Trilogy**" or the "**Trust**" means Trilogy Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture, and, where the context requires, refers collectively to Trilogy Energy Trust, Holding Trust, the Limited Partnership and the General Partner;

"**Trust Indenture**" means the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 between Computershare Trust Company of Canada, the settlor of the Trust and the General Partner, pursuant to which the Trust was established, as such indenture may be amended from time to time;

"**Trust Spinout**" has the meaning ascribed thereto under the heading "Background" in this annual information form;

"**Trust Units**" means the units of the Trust, each of which represents an equal undivided beneficial interest in the distributions and, upon the termination or dissolution of the Trust, the net assets of the Trust;

"**Trustee**" means Computershare Trust Company of Canada, the trustee of the Trust; and

"**Unitholder**" means a holder of a Trust Unit from time to time.

STRUCTURE OF THE TRUST

The following diagram shows the interrelationship of the Trust, Holding Trust, the Limited Partnership and the General Partner.


Unitholders
100%
Trilogy Energy Trust
100% (1)
100%
Trilogy Holding Trust
Trilogy Energy Ltd. (General Partner)
99% (2)
1% (3)
Trilogy Energy LP (Limited Partnership)
Assets

Notes:

(1) The Trust also holds all of the Series 1 Notes.
(2) Holding Trust also holds the NPI and notes of the Limited Partnership.
(3) The General Partner also holds notes of the Limited Partnership.

Trilogy Energy Trust

The Trust is an open-ended unincorporated investment trust established by the Trust Indenture under the laws of Alberta. The Trust holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob and Marten Creek areas of Alberta, through the Limited Partnership. Computershare Trust Company of Canada is the trustee of the Trust pursuant to the Trust Indenture, and the General Partner is the administrator of the Trust pursuant to the Administration Agreement. The beneficiaries of the Trust are the Unitholders. The head office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Trilogy Holding Trust

Holding Trust is an investment trust established by the Holding Trust Declaration of Trust under the laws of Alberta. The Trust holds all of the issued Holding Trust Units and Series 1 Notes in the principal amount of approximately $1.205 billion. Holding Trust holds the entire limited partnership interest in the Limited Partnership as well as notes of the Limited Partnership. The Canada Trust Company is the trustee of Holding Trust pursuant to the Holding Trust Declaration of Trust, and the General Partner is the administrator of Holding Trust pursuant to the Administration Agreement.

Trilogy Energy LP

The Limited Partnership is a limited partnership established by the Limited Partnership Agreement under the laws of Alberta. The General Partner is the general partner of the Limited Partnership. The only limited partner of the

Limited Partnership is Holding Trust, which holds a 99% limited partnership interest in the Limited Partnership. The General Partner holds a 1% general partnership interest in the Limited Partnership.

Trilogy Energy Ltd.

The General Partner is a corporation incorporated under the *Business Corporations Act* (Alberta) and is a wholly-owned subsidiary of the Trust. The General Partner holds the entire general partner interest in the Limited Partnership as well as notes of the Limited Partnership. The General Partner is the general partner of the Limited Partnership and is also responsible for the administration of, and all significant decisions relating to, the Trust and Holding Trust pursuant to the Administration Agreement. The General Partner has retained Paramount Resources pursuant to the Services Agreement to assist the General Partner in providing services to the Limited Partnership in its capacity as general partner of the Limited Partnership and in providing administrative and operating services to the Trust and Holding Trust in its capacity as administrator of the Trust and Holding Trust.

For more detailed information respecting the Trust, Holding Trust, the Limited Partnership and the General Partner, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd.".

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

The Trust's oil and gas properties, all of which are located in the Kaybob and Marten Creek areas of Alberta, are primarily developed, high working interest, lower decline properties that are geographically concentrated. These properties have numerous low-risk, down-spacing drilling opportunities and good access to operated infrastructure and processing facilities.

The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by the Limited Partnership. Cash flow available for distribution to Unitholders flows from the Limited Partnership to Holding Trust through the NPI granted to Holding Trust by the Limited Partnership pursuant to the Net Profits Interest Agreement. Pursuant to the Net Profits Interest Agreement, the Limited Partnership makes payments to Holding Trust from time to time at such times as agreed to by Holding Trust and the Limited Partnership (provided that at least two payments are made in each calendar year in respect of at least nine months of such calendar year) of 99% of all revenues from the Limited Partnership's oil and gas properties and assets less permitted deductions (such as production costs, debt service costs, taxes, general and administrative expenses and capital expenditures). Cash flow available for distribution may also be distributed to Holding Trust and the General Partner as distributions on units of the Limited Partnership. The payments to Holding Trust from the Limited Partnership pursuant to the Net Profits Interest Agreement and as distributions on units of the Limited Partnership flow from Holding Trust to the Trust primarily through cash distributions on the Holding Trust Units held by the Trust. Once the cash flow available for distribution is received by the Trust it is distributed to Unitholders by way of monthly cash distributions.

The Trust's strategy is to provide Unitholders with a competitive annual yield by making monthly cash distributions to Unitholders, maintaining the Trust's assets at a level that provides stable production, and continuing to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to Unitholder value. The Trust's development drilling portfolio will be funded primarily through the retained cash flow of the Limited Partnership. Acquisitions by the Trust are expected to be financed through bank financing and the issuance of additional Trust Units from treasury. Cash distributions to Unitholders are made by the Trust from Distributable Cash.

The General Partner will identify and continue to evaluate additional opportunities to increase cash flow from the Limited Partnership's assets by optimizing recovery and production, and implementing additional operational efficiencies to lower operating expenses. Additional opportunities to enhance the value of the Limited Partnership's assets through lower risk development activities have been identified by the General Partner. Management of the General Partner believes that these opportunities will allow the Limited Partnership to mitigate declines in production, upgrade its reserves and add to its production at costs that are typically lower than through acquisitions.

The Trust has a large undeveloped land base, comprised of approximately 490,483 (448,403 net) acres of undeveloped lands as of December 31, 2004 in proximity to the Trust's producing properties.

MAJOR PROPERTIES

The following is a summary of Trilogy's major producing properties.

Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Spinout Assets and reported on them in the Paddock Lindstrom Report. All reserves information contained in the descriptions of Trilogy's major producing properties described below are as of December 31, 2004 and derived from the Paddock Lindstrom Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are based on forecast prices and costs contained in the Paddock Lindstrom Report.

Kaybob, Alberta

This property represents approximately 86% of the production from the Trust's assets as of June 30, 2005 and represented 93% of the proved reserves and 93% of the proved plus probable reserves attributable to the Spinout Assets as at December 31, 2004. The Limited Partnership operates the majority of this area, which produced approximately 21,500 Boe/d as of June 30, 2005, comprised of approximately 99 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and natural gas liquids. This property is expected by management of the Administrator to have production of approximately 21,667 Boe/d, comprised of approximately 100 MMcf/d of natural gas and 5,000 Bbl/d of crude oil and natural gas liquids, for the remainder of 2005. The Paddock Lindstrom Report has assigned, as at December 31, 2004, 41,714 MBoe of proved reserves and 60,008 MBoe of proved plus probable reserves to this area. The Kaybob area contained 727 (474.4 net) producing wells as of June 30, 2005. The Spinout Assets also contained 356,927 (206,588 net) developed acres and 373,362 (333,203 net) undeveloped acres of land in this area as of December 31, 2004.

The wells in this area produce primarily from the Viking, Gething, Montney and Swan Hills formations which have a well depth of 1,500 to 3,500 metres. Other potential in this area is believed by the General Partner to be contained in the Spirit River, Belly River and Nordegg formations.

Some of the natural gas production from this property is processed at three Limited Partnership-operated natural gas plants in which the Limited Partnership holds a 75% working interest. These plants process approximately 58% of the Limited Partnership's natural gas production in this area. The Limited Partnership also holds a 65% interest in the three Trust-operated oil batteries, which process approximately 70% of the Limited Partnership's oil and condensate production in this area.

Marten Creek, Alberta

This property represents approximately 14% of the production from the Trust's assets as of June 30, 2005 and represented 7% of the proved reserves and 7% of the proved plus probable reserves attributable to the Spinout Assets as at December 31, 2004. The Limited Partnership operates the majority of this area, which produced approximately 3,500 Boe/d as of June 30, 2005, comprised of approximately 21 MMcf/d of natural gas. This property is expected by management of the Administrator to have production of approximately 3,333 Boe/d, comprised of approximately 20 MMcf/d of natural gas, for the remainder of 2005. The Paddock Lindstrom Report has assigned, as at December 31, 2004, 3,008 MBoe of proved reserves and 4,246 MBoe of proved plus probable reserves to this area. The Marten Creek area contained 43 (43.0 net) producing wells as of June 30, 2005. The Spinout Assets also contained 26,880 (26,880 net) developed acres and 117,120 (115,200 net) undeveloped acres of land in this area as of December 31, 2004.

The wells in this area produce primarily from the Viking, Clearwater and Wabiskaw formations which have a well depth of 300-500 metres.

The main gathering system and processing plant in this area is operated by a midstream processing company.

RESERVES AND OTHER OIL AND GAS INFORMATION

Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2004 attributable to the Spinout Assets and reported on them in the Paddock Lindstrom Report. Paddock Lindstrom has authorized the Trust and the General Partner to use the Paddock Lindstrom Report which was initially prepared for Paramount. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101.

The following tables set forth information relating to the working interest share of reserves, net reserves after royalties, and present worth values attributable to the Spinout Assets as at December 31, 2004. The reserves are

reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Spinout Assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

The tax-efficient structure of the Trust should preclude any income taxes from being payable in the Trust or other direct/indirect subsidiaries of the Trust. Accordingly, after-tax amounts are not shown for the Trust's reserve data information.

Reserves Information

Reserves Data - Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using constant price and costs.

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids		Total	
Reserves Category	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved								
Developed producing	170.8	133.2	3,988	3,266	4,756	3,131	37,212	28,595
Developed non-producing	19.7	15.0	351	279	325	227	3,959	3,005
Undeveloped	19.9	14.9	-	-	240	171	3,552	2,660
Total Proved	210.4	163.1	4,339	3,546	5,320	3,529	44,723	34,259
Probable	95.3	73.5	1,755	1,411	1,902	1,299	19,540	14,957
Total Proved plus Probable	305.7	236.6	6,094	4,956	7,222	4,827	64,263	49,217

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the constant price and costs case. The net present values are reported before income tax at discount rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Before Income Taxes Discounted at(1)				
Reserves Category	**0%**	**5%**	**10%**	**15%**	**20%**
			($ millions)		
Proved					
Developed producing	923.3	748.9	635.8	556.2	496.9
Developed non-producing	91.9	76.0	65.6	58.0	52.1
Undeveloped	71.9	47.5	34.2	25.9	20.3
Total Proved	1,087.2	872.5	735.6	640.1	569.2
Probable	442.1	292.6	213.8	165.4	132.9
Total Proved plus Probable	1,529.3	1,165.1	949.4	805.5	702.1

Note:

(1) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Total Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using constant price and costs.

Reserves Category	Revenue	Royalties[1]	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes[2]
			($ millions)			
Proved	1,850.0	382.0	334.8	25.4	20.7	1,087.2
Proved plus Probable	2,651.0	551.0	475.3	72.8	22.6	1,529.3

Notes:
(1) Royalties includes crown royalties and overriding royalties and are net of other income.
(2) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Future Net Revenue by Production Group - Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using constant price and costs, discounted at 10 percent.

Reserves Category	Production Group	Future Net Revenue Before Income Taxes
		(discounted at 10%) ($ millions)
Proved	Natural gas[1]	621.6
	Light and medium crude oil[2]	110.0
	Other revenue	4.0
Total Proved		735.6
Proved plus Probable	Natural gas[1]	805.2
	Light and medium crude oil[2]	140.1
	Other revenue	4.2
Total Proved plus Probable		949.4

Notes:
(1) Natural gas includes associated and non-associated gas (including by-products).
(2) Light and medium crude oil contains solution gas and other by-products.

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2004 using forecast prices and costs.

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids		Total	
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved								
Developed producing	170.8	134.2	3,988	3,295	4,756	3,200	37,210	28,867
Developed non-producing	19.7	15.1	351	281	325	230	3,959	3,033
Undeveloped	19.9	15.2	-	-	240	174	3,552	2,700
Total Proved	210.4	164.5	4,339	3,576	5,320	3,605	44,722	34,600
Probable	95.3	74.6	1,746	1,421	1,902	1,331	19,532	15,185
Total Proved plus Probable	305.7	239.1	6,085	4,998	7,222	4,936	64,254	49,785

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2004 for the forecast prices and costs case. The net present values are reported before income tax at discount rates of 0 percent, 5 percent, 10 percent, 15 percent, and 20 percent.

	Before Income Taxes Discounted at[1]				
Reserves Category	0%	5%	10%	15%	20%
			($ millions)		
Proved					
Developed producing	866.7	709.1	608.6	538.0	485.3
Developed non-producing	89.5	73.8	64.1	57.1	51.7
Undeveloped	72.6	47.3	33.9	25.8	20.3

Reserves Category	Before Income Taxes Discounted at[1] 0%	5%	10%	15%	20%
			($ millions)		
Total Proved	1,028.9	830.2	706.6	620.9	557.3
Probable	429.8	276.7	201.0	155.9	125.9
Total Proved plus Probable	1,458.7	1,106.8	907.6	776.8	683.2

Note:

(1) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Total Future Net Revenue - Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue evaluated at December 31, 2004 using forecast prices and costs.

Reserves Category	Revenue	Royalties[1]	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes[2]
			($ millions)			
Proved	1,819.8	357.1	381.8	25.7	26.4	1,028.9
Proved plus Probable	2,645.6	516.9	565.3	73.7	31.0	1,458.7

Notes:

(1) Royalties includes crown royalties the overriding royalties and are net of other income.

(2) The net present value of future net revenue after income taxes has not been included because the Trust is not taxable.

Future Net Revenue by Production Group - Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group evaluated at December 31, 2004 using forecast prices and costs, discounted at 10 percent.

Reserves Category	Production Group	Future Net Revenue Before Income Taxes
		(discounted at 10%) ($ millions)
Proved	Natural gas[1]	612.3
	Light and medium crude oil[2]	90.5
	Other revenue	3.8
Total Proved		706.6
Proved plus Probable	Natural gas[1]	789.8
	Light and medium crude oil[2]	113.8
	Other revenue	4.0
Total Proved plus Probable		907.6

Notes:

(1) Natural gas includes associated and non-associated gas (including by-products).

(2) Light and medium crude oil includes solution gas and other by-products.

The following definitions and assumptions form the basis of classification for reserves presented in the Paddock Lindstrom Report:

(a) **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(b) **Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Gross Reserves** are defined as the reserves owned before deduction of any royalties.

(d) **Net Reserves** are defined as the gross reserves of the properties in which an interest is held, less all royalties and interests owned by others.

Summary of Pricing and Inflation Rate Assumptions

The following table summarizes the prices used in the Paddock Lindstrom Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price

	Segregated Condensate	Edmonton Butane	Edmonton Propane	Edmonton Light Crude Oil	Bow River Medium Crude Oil	Estimated Corporate Average Plantgate	Exchange Rate[(1)]
	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Mcf)	(US$/Cdn$)
2004	54.36	42.06	35.71	50.96	26.27	6.50	0.82

Note:
(1) Exchange rates used to generate the benchmark reference prices in this table.

Forecast Prices

	US Henry Hub Gas Price	Average AGRP	WTI	Edmonton Reference Price	Condensate	Butane	Propane	Inflation Rates[(1)]	Exchange Rate[(2)]
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2005.......	6.30	6.55	42.00	50.22	50.22	37.16	30.13	2%	0.82
2006.......	6.10	6.34	40.00	47.76	47.76	34.87	28.66	2%	0.82
2007.......	5.90	6.07	37.50	44.69	44.69	32.18	26.81	2%	0.82
2008.......	5.70	5.81	35.00	41.62	41.62	29.14	24.97	2%	0.82
2009.......	5.50	5.54	33.00	39.16	39.16	27.41	23.50	2%	0.82

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table summarizes the gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000
Natural Gas (Bcf)	19.9	3.5	3.9	-	4.3
Light and medium crude oil (MBbl)	-	437	437	328	-
Natural Gas Liquids (MBbl)	240	55	46	-	-

These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.

The following table summarizes the gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2004	2003	2002	2001	2000
Natural Gas (Bcf)	40.2	2.7	3.3	1.4	11.3
Light and medium crude oil (MBbl)	225	109	219	202	-
Natural Gas Liquids (MBbl)	484	38	30	5	5

These reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs

The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted for no discount and a discount rate of ten percent.

Reserve Category	2005E		2006E		2007E		2008E		2009E	
($ millions)	*0%*	*10%*	*0%*	*10%*	*0%*	*10%*	*0%*	*10%*	*0%*	*10%*
Proved:										
Constant Price Case	18.7	17.8	5.9	5.1	-	-	-	-	-	-
Forecast Price Case	18.7	17.8	5.9	5.1	-	-	-	-	-	-
Proved & Probable Reserves:										
Constant Price Case	62.4	59.5	9.0	7.8	-	-	-	-	0.1	-
Forecast Price Case	62.4	59.5	9.0	7.8	-	-	-	-	0.1	-

Trilogy expects that funding for future development costs will come from cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

As at December 31, 2004, the Spinout Assets were represented by interests in 946 gross (628.8 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)	
	Gross(2)	Net(3)	Gross(2)	Net(3)
Crude Oil Wells				
Kaybob	125	84.9	53	32.3
Marten Creek	-	-	-	-
Subtotal	125	84.9	53	32.3
Natural Gas Wells				
Kaybob	531	351.7	183	105.9
Marten Creek	36	36.0	18	18.0
Subtotal	567	387.7	201	123.9
Total	692	472.6	254	156.2

Notes:

(1) "Non-producing" wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be convertible to a working interest.

(3) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

Properties with No Attributed Reserves

The Spinout Assets included properties with no attributed reserves at December 31, 2004 of 490,483 gross (448,403 net) acres, all located in Alberta which is approximately 56% of the gross land holdings. As at December 31, 2004, there were 121,280 (81,816 net) acres of undeveloped lands that were due to expire in 2005 contained within the

Spinout Assets. Of this total, 12,320 (7,862 net) acres of undeveloped lands due to expire in 2005 have had dry and abandoned wells on them. The other 108,960 (73,954 net) acres have not been tested as of December 31, 2004.

Forward Contracts

The Trust's financial contracts and future commitments to purchase and sell oil and gas are set forth in the notes to the Trust's interim consolidated financial statements. Such financial statements are available on SEDAR (www.sedar.com).

Abandonment & Reclamation Costs

As at December 31, 2004 the Spinout Assets had 649.1 net wells capable of production for which abandonment and reclamation costs were expected to be incurred. Abandonment and reclamation costs are estimated by Trilogy taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of National Instrument 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs, other than those associated with remediation, reference is made to third party publications including AEUB Directives 006 and 011, as well as the Controlled Materials Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates, based on previous experience, are used. Estimated abandonment and reclamation costs are then increased to reflect any remediation costs, such as those associated with a spill. These costs are determined on a case by case basis with the assistance of third party environmental companies. Estimated abandonment and reclamation costs are then reviewed by Paddock Lindstrom.

Estimated abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 10 percent, are $82.2 million and $53.9 million, respectively. The future net revenue disclosed above based on the Paddock Lindstrom Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The Paddock Lindstrom Report deducted $22.6 million (undiscounted) and $9.4 million (10 percent discount) for abandonment and reclamation costs for wells only in estimating the future net revenue disclosed herein.

It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three financial years.

Tax Horizon

As a result of the Trust's tax-efficient structure, income for tax purposes is transferred from the operating entities and Holding Trust to the Trust. From the Trust, this income is then passed on to Unitholders in the form of distributions. As such, no income tax liability is expected to be incurred by the Trust as long as it maintains its mutual fund trust status and organizational tax structure.

Costs Incurred

The following table summarizes the costs incurred in respect of the Spinout Assets in each quarter of 2004 for property acquisitions, exploration and development costs.

Cost Type	**Q4**	**Q3**	**Q2**	**Q1**
	($ millions)			
Acquisitions (corporate and property)				
Proved properties	-	82.3	90.2	-
Unproved properties	2.6	4.1	4.3	1.1
Exploration	10.8	5.8	3.3	4.7
Development (including facilities)	16.2	9.8	15.0	24.4
Total	29.6	102.0	112.8	30.2

Exploration and Development Activities

The following table summarizes the results of drilling activities in respect of the Spinout Assets for each of the last two fiscal years. The working interest in certain of these wells may change after payout.

	2004		2003	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Development Wells(3)				
Gas	56	44.3	60	38.4
Oil	8	6.2	8	8.0
Service	-	-	-	-
Dry	-	-	-	-
Subtotal	64	50.5	68	46.4
Exploratory Wells(4)				
Gas	8	3.5	3	1.5
Oil	-	-	2	-
Dry	1	0.3	-	-
Subtotal	9	3.8	5	1.5
Total wells	73	54.3	73	47.9
Success rate	99%	99%	100%	100%

Notes:

(1) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be converted to a working interest.

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

(3) "Development" well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4) "Exploratory" well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

The total capital budget for the Trust for 2005 is estimated at $100 million, which includes first quarter 2005 capital expenditures made by Paramount in respect of the Spinout Assets. Much of the activity in 2005 will focus on development. The following table describes the estimated capital budget per core area:

Area	2005E
	($ millions)
Kaybob	85
Marten Creek	15
Total	100

Note:

(1) Paddock Lindstrom has estimated the capital expenditures for the Spinout Assets to be $62.4 million in its evaluation.

Production Estimates

The following table summarizes Paddock Lindstrom's estimated total production for 2005 using constant price and costs.

	Estimated Production — Constant Price and Costs	
	Proved	Proved plus Probable
Natural gas (MMcf)	39,430	44,390
Light and medium crude oil (MBbls)	952	1,118
Natural gas liquids (MBbls)	873	950
Total (MBoe)	8,396	9,467

The following table summarizes Paddock Lindstrom's estimated total production for 2005 using forecast prices and costs.

	Estimated Production — Forecast Prices and Costs	
	Proved	Proved plus Probable
Natural gas (MMcf)	39,430	44,390
Light and medium crude oil (MBbls)	952	1,118
Natural gas liquids (MBbls)	873	950
Total (MBoe)	8,396	9,467

Production History

The following tables summarize daily sales volume results for the Spinout Assets on a quarterly and annual basis for 2004 and 2003, respectively.

	2004	Q4	Q3	Q2	Q1
Produced gas (MMcf/d)	98.4	118.6	103.9	89.6	80.6
Light and medium crude oil (Bbl/d)	1,818	2,889	2,702	843	811
Natural gas liquids (Bbl/d)	2,061	2,783	2,502	1,479	1,459

	2003	Q4	Q3	Q2	Q1
Produced gas (MMcf/d)	77.6	71.3	79.4	75.8	83.9
Light and medium crude oil (Bbl/d)	767	748	805	671	845
Natural gas liquids (Bbl/d)	1,417	1,347	1,489	1,278	1,554

Note:

(1) NI 51-101 came into effect on September 30, 2003. NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, for the fourth quarter of 2003 and subsequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following tables summarize the average netbacks in respect of the Spinout Assets on a quarterly and annual basis for 2004 and 2003.

	Netbacks - 2004				
	2004	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)					
Price, before transportation	7.26	7.38	6.95	7.44	7.26
Transportation	(0.46)	(0.41)	(0.41)	(0.51)	(0.54)
Royalties	(1.54)	(1.76)	(1.54)	(1.43)	(1.31)
Operating costs (2)	(1.10)	(1.30)	(1.34)	(0.69)	(0.93)
Netback excluding realized financial instruments	4.16	3.91	3.66	4.81	4.48
Realized financial instruments	0.14	0.83	(0.34)	(0.37)	0.29
Netback including realized financial instruments	4.30	4.74	3.32	4.44	4.77
Total Conventional Oil ($/Bbl)					
Price, before transportation	56.55	59.08	56.81	51.50	51.77
Transportation	(1.17)	(1.15)	(1.12)	(1.13)	(1.43)
Royalties	(8.64)	(6.87)	(10.09)	(8.00)	(9.79)
Operating costs (2)	(8.49)	(10.46)	(6.03)	(6.66)	(11.61)
Netback excluding realized financial instruments	38.25	40.60	39.57	34.72	28.94
Realized financial instruments	(4.20)	(5.16)	(2.15)	(5.35)	(6.42)
Netback including realized financial instruments	34.05	35.44	37.42	29.37	22.52
Natural Gas Liquids ($/Bbl)					
Price, before transportation	43.44	40.08	50.04	43.03	38.92
Transportation	-	-	-	-	-
Royalties	(8.35)	(8.25)	(8.57)	(7.84)	(8.67)
Operating costs (2)	(6.84)	(10.68)	(6.42)	(3.61)	(6.88)
Netback	28.25	21.15	35.05	31.58	23.37

	Netbacks - 2003				
	2003	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)					
Price, before transportation	6.63	5.96	6.20	6.16	8.04
Transportation	(0.56)	(0.55)	(0.55)	(0.54)	(0.59)
Royalties	(1.36)	(1.16)	(1.14)	(1.43)	(1.68)
Operating costs (2)	(0.98)	(1.80)	(0.89)	(0.66)	(0.66)
Netback excluding realized financial instruments	3.73	2.45	3.62	3.53	5.11
Realized financial instruments	(0.94)	0.17	(0.71)	(1.13)	(1.95)
Netback including realized financial instruments	2.79	2.62	2.91	2.40	3.16
Total Conventional Oil ($/Bbl)					
Price, before transportation	41.25	34.37	41.92	43.90	44.70
Transportation	(1.10)	(1.40)	(1.01)	(0.97)	(1.00)
Royalties	(7.11)	(6.45)	(5.36)	(7.94)	(8.74)
Operating costs (2)	(7.06)	(6.57)	(4.07)	(7.48)	(10.09)
Netback excluding realized financial instruments	25.98	19.95	31.48	27.51	24.87
Realized financial instruments	(3.92)	(4.36)	(3.38)	(1.95)	(5.64)
Netback including realized financial instruments	22.06	15.59	28.10	25.56	19.23
Natural Gas Liquids ($/Bbl)					
Price, before transportation	37.27	38.73	35.00	34.50	40.49
Transportation	-	-	-	-	-
Royalties	(8.19)	(6.26)	(7.86)	(6.52)	(11.61)
Operating costs (2)	(6.06)	(5.11)	(6.61)	(6.03)	(6.39)
Netback	23.02	27.36	20.53	21.95	22.49

Notes:

(1) *NI 51-101 came into effect on September 30, 2003. NI 51-101* requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, fourth quarter of 2003 and subsequent periods, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2) Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs.

The following table summarizes production volumes from the Spinout Assets for 2004 and 2003.

Production Volume	2004	2003
Natural Gas (MMcf)		
Kaybob	32,888	28,313
Marten Creek	3,144	-
Total	36,032	28,313
Light and Medium Crude Oil (MBbl)		
Kaybob	665	280
Marten Creek	-	-
Total	665	280
Natural Gas Liquids (MBbl)		
Kaybob	754	517
Marten Creek	-	-
Total	754	517

GENERAL

Competitive Conditions

The petroleum and natural gas industry is highly competitive. Trilogy competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Trilogy's competitive position depends upon its geological, geophysical and engineering expertise, its financial resources and its ability to raise capital through equity or debt issuances or borrowings. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

The petroleum and natural gas industry has been experiencing a large number of business combinations involving companies and entities of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom the Trust may be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which increases the demand for acquisitions. The demand for acquisitions has also been increased by the increasing number of oil and gas trusts, as oil and gas trusts generally focus on exploiting assets for cash flow to be used for distributions as opposed to exploring for assets with capital intensive programs.

Trilogy has firm service for most of its natural gas production as opposed to interruptible allocations on pipeline systems. Trilogy closely monitors the daily production from all of its plants to ensure that contractual obligations will be met. Balancing contractual commitments, natural gas sales are directed to those markets where Trilogy believes prices will be best.

Call on Production Agreement

In connection with the marketing of the Limited Partnership's natural gas production, the Limited Partnership is party to a call on production agreement with Paramount Resources. Under the call on production agreement, Paramount Resources has the right to purchase all or any portion of the Limited Partnership's available natural gas production. The price that Paramount Resources will pay to the Limited Partnership for the natural gas will be market competitive and no less favourable than the price that Paramount Resources will receive on the resale of the natural gas to Eagle Energy Marketing Canada, L.P, a gas marketing limited partnership in which Paramount has an indirect 25% interest. Paramount Resources does not receive any margin for reselling the Limited Partnership's natural gas under the call on production agreement. The term of the call on production agreement is 5 years.

Employees

Trilogy currently has 33 full-time head office employees and 69 full-time employees at field locations. Additionally, certain of Paramount Resources' employees provide services to Trilogy pursuant to the Services Agreement. The compensation of full-time employees includes a combination of salary, benefits and cash bonuses based on, among other things, appreciation of the Trust Unit trading price and cash distributions on the Trust Units.

Environmental Protection

The oil and natural gas industry is governed by environmental requirements under federal, provincial, and municipal laws, regulations and guidelines, which restrict and/or prohibit the release or emission of pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.

The Trust has in place an Environmental, Health and Safety Committee comprised of three directors of the General Partner. The tenet of the Trust's environmental policy is as follows: *Trilogy is committed to protecting the environment, to maintaining public health and safe workplaces, and to compliance with all applicable laws, regulations and standards. Trilogy will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.*

The Environmental, Health and Safety Committee is guided by a specific set of principles to ensure that this policy is supported. These principles apply to all employees of the Limited Partnership and are designed to make certain that all applicable environmental laws, regulations and standards are complied with. The Trust monitors all activities and makes reasonable efforts to ensure that companies who provide services to the Trust will operate in a manner consistent with its environmental policy.

DIRECTORS AND OFFICERS OF TRILOGY ENERGY LTD.

The following information is provided for each individual who is a director of or holds an executive office with Trilogy Energy Ltd., the general partner of the Limited Partner and the administrator of the Trust and Holding Trust, as at the date of this annual information form. All directors serve until the next annual meeting of Unitholders or until their successor is elected or appointed.

Directors

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6) Calgary, Alberta	Formation	Chairman of the Board and Chief Executive Officer of Paramount.
James H.T. Riddell(4)(5)(6) Calgary, Alberta	Formation	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
Robert M. MacDonald(2)(3) Calgary, Alberta	April 1, 2005	Independent Businessman. Mr. MacDonald was the Director, Oil & Gas, Commercial Banking with CIBC World Markets Inc. from 1998 to 2004.
Donald F. Textor(1)(3) Locust Valley, New York	April 1, 2005	Portfolio Manager, Dorset Energy Fund and Partner, Knott Partner's LLC. Mr. Textor was a partner and managing director at Goldman Sachs until 2001.
E. Mitchell Shier(3)(4) Calgary, Alberta	April 1, 2005	A lawyer practicing oil and gas and commercial law as a partner with Heenan Blaikie LLP in Calgary since 2002. Prior thereto, Mr. Shier practiced oil and gas and commercial law as a partner with other major firms in Calgary.
M. H. (Mick) Dilger(2)(4) Calgary, Alberta	May 18, 2005	Vice President, Business Development of Pembina Management Inc., the administrator of Pembina Pipeline Income Fund, since March 2005. Prior thereto, Mr. Dilger was the Chief Financial Officer of VISTA Midstream Solutions Ltd. from 1999 until July 2003.
John G. (Jack) Williams(1)(2) Calgary, Alberta	May 18, 2005	President and Chief Executive Officer of Adeco Exploration Company Ltd.

Notes:

(1) Member of the Compensation Committee of the General Partner's board.

(2) Member of the Audit Committee of the General Partner's board.

(3) Member of the Corporate Governance Committee of the General Partner's board.

(4) Member of the Environmental, Health and Safety Committee of the General Partner's board.

(5) Mr. Riddell was a director of Jurrasic Oil and Gas Ltd. ("Jurrasic"), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurrasic's bankruptcy was subsequently annulled.

(6) While Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the General Partner and devote substantial time to the General Partner's business, they are not paid a salary by the General Partner for their services. Accordingly, their offices with the General Partner are not considered their principal occupation.

Executive Offices

Names and Municipality of Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell[(1)] Calgary, Alberta	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Paramount.
James H.T. Riddell[(1)] Calgary, Alberta	President and Chief Executive Officer	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
Bernard K. Lee[(1)] Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of Paramount since May 2003. Prior thereto, Mr. Lee held a variety of senior positions with Alberta Energy Company Ltd. and its successor EnCana Corporation, the last senior position being Vice-President & Corporate Advisor, Business Ventures, Corporate Development.
John B. Williams Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of Trilogy since April 2005. Previously, Mr. Williams had been with Paramount since 1998, holding the position of Corporate Operating Officer from July 2002 and Senior Geologist prior thereto.
Charles E. Morin[(1)] Calgary, Alberta	General Counsel and Corporate Secretary, Manager, Land	General Counsel and Corporate Secretary, Manager, Land of Paramount.

Note:

(1) While Messrs C. H. Riddell, J. H. T. Riddell, B. K. Lee and C. E. Morin all hold executive offices with the General Partner and devote substantial time to the General Partner's business, they are not paid a salary by the General Partner for their services. Accordingly, their offices with the General Partner are not considered their principal occupation.

As at September 15, 2005, the directors and officers of the General Partner as a group beneficially owned or controlled, directly or indirectly, 32,013,775 Trust Units, representing approximately 40.46 percent of the 79,133,395 Trust Units outstanding at such date.

Certain directors and officers of the General Partner are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Trilogy holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with the *Business Corporations Act* (Alberta), and internal policies respecting conflicts of interest. The *Business Corporations Act* (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director's or officer's interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The *Business Corporations Act* (Alberta) also requires that a corporation's directors and officers act honestly and in good faith with a view to the best interest of the corporation. The General Partner's internal policies respecting conflicts of interest require that directors and officers of the General Partner avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that the General Partner can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and the Trust. While the Trustee is independent of Paramount and its affiliates, the Trust Indenture confers the responsibility for the administration of, and all significant decisions relating to, the Trust to the General Partner. Two of the directors of the General Partner are directors and officers of Paramount. The General Partner will be dependent upon Paramount Resources for administrative and operating services in respect of the business of the Trust, the Limited Partnership and the Trust's other subsidiaries. The directors and officers of Paramount and the General Partner have fiduciary duties to manage Paramount and the General Partner, respectively, in a manner beneficial to Paramount and the General Partner, respectively. The General Partner, as the administrator of the Trust, has a duty to administer the affairs of the Trust with a view to the best interests of the Trust, and as the general partner of the Limited Partnership, the General Partner has a fiduciary duty to manage the Limited Partnership in a manner beneficial to all partners of the Limited Partnership, including Holding Trust and, indirectly, the Trust. The duties of the directors and officers of the General Partner and Paramount to those entities may come into conflict with the interests of the Unitholders. For more information regarding Paramount's and its affiliates' relationships to the Trust and its affiliates, see "Material Contracts - Services Agreement".

MARKET FOR SECURITIES

The Trust Units are listed on the Toronto Stock Exchange under the trading symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units since the Trust Units were listed on the Toronto Stock Exchange on April 6, 2005.

	Price Range ($)		
2005	**High**	**Low**	**Trading Volume**
April	17.00	15.20	9,609,188
May	17.35	15.36	6,861,542
June	18.45	16.24	3,770,045
July	19.80	17.76	2,775,700
August	20.00	18.91	3,125,444
September (1 to 26)	27.72	18.91	2,525,897

RECORD OF CASH DISTRIBUTIONS

The Trust has made monthly cash distributions of $0.16 per Trust Unit for each of April, May, June, July and August 2005. The Trust has announced a cash distribution of $0.25 per Trust Unit for the month of September 2005. The board of directors of the Administrator increased the distribution for September 2005 due to the Trust having more distributable cash as a result of higher commodity prices.

For Trilogy's policy on cash distributions to Unitholders and other information about distributions, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. - The Trust - Distributions".

INFORMATION CONCERNING TRILOGY ENERGY TRUST, TRILOGY HOLDING TRUST, TRILOGY ENERGY LP AND TRILOGY ENERGY LTD.

The Trust

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "The Trust - Redemption Right".

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative"

actions. The price per Trust Unit is a function of anticipated distributable income from Holding Trust and the ability of the Limited Partnership to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of exchangeable shares that may be issued by subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights will not be entitled to any distributions of any nature whatsoever from the Trust and will be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights will not confer upon the holders thereof any other rights.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Pursuant to the *Income Trust Liability Act* (Alberta) which was proclaimed in Alberta on July 1, 2004, any beneficiary of a trust that is: (a) created by a trust instrument governed by the laws of Alberta; and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee of the Trust.

The activities of the Trust and its wholly-owned subsidiaries, are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Limited Partnership and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) options and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of the Administrator may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the board of directors of the Administrator may determine.

Distributions

The Trust intends to make cash distributions to Unitholders on each monthly Distribution Payment Date equal to the Cash Flow of Trilogy Energy Trust. The Cash Flow of Trilogy Energy Trust is dependent on numerous factors as described in this annual information form, including the financial performance of the Limited Partnership, debt covenants and obligations of the Limited Partnership and Holding Trust and the working capital requirements and future capital requirements of the Limited Partnership. The Trust Indenture provides that the Trust must distribute to Unitholders each year, subject to any limitations imposed by any agreements with lenders, all of the Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so the Trust will not have any liability for income tax in the year.

Distributions in respect of a month are paid to Unitholders of record as at the close of business on each Distribution Record Date. The distribution for any month is paid on the Distribution Payment Date.

If the Administrator determines that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution declared by the Trust or required by the Trust Indenture, the payment may include the issuance of additional Trust Units having a value equal to the difference between the amount of the distribution and the amount of cash which has been determined by the Administrator to be available for the payment of such distribution. The Trust Indenture provides that immediately after any distribution of additional Trust Units in such circumstances, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units (subject to Trust Units being sold to satisfy withholding tax obligations of the Trust where required).

A return on investment in Trust Units is not comparable to the return on an investment in a fixed-income security. Although the Trust intends to make distributions of its available cash, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the Trust's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

See "Risk Factors - Risks Relating to the Trust Units".

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the transfer agent of the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the transfer agent of the Trust of the notice to redeem Trust Units, the tendering Unitholder will thereafter be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the market price per Trust Unit on the principal stock exchange on which the Trust Units are quoted for trading during the period of the last 10 trading days immediately prior to the date on which the Trust Units were tendered for redemption; and (b) 100% of the closing market price on the principal stock exchange on which the Trust Units are listed on the date that the Trust Units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month, subject to the limitations set forth below, shall be satisfied by way of a cash payment on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

Unitholders will not receive cash upon the redemption of their Trust Units if:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; provided that the Administrator may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price, and unless any applicable regulatory approvals are required, by a distribution *in specie* of the Trust's assets, based on the "*in specie* Redemption Price" (as defined below), which may include Series 3 Notes or other assets held by the Trust, on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

If a cash redemption is not available for Trust Units tendered for redemption by a Unitholder, then such Unitholder will, instead of the Market Redemption Price per Trust Unit, be entitled to receive a price per Trust Unit (the "*in specie* Redemption Price") equal to the fair market value of a Trust Unit as determined by the Administrator in its sole discretion. The *in specie* Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Administrator.

The aggregate *in specie* Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Series 3 Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that at no time may Non-Residents and Non-Canadian Partnerships be the beneficial owners of more than 50% of all outstanding Trust Units. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents or Non-Canadian Partnerships. In this regard, the Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator may: (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident or Non-Canadian Partnership; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or Non-Canadian Partnerships or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents or Non-Canadian Partnerships within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (iii) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents or Non-Canadian Partnerships to ensure that not more than 49% of the outstanding Trust Units are beneficially owned by Non-Residents or Non-Canadian Partnerships.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of

amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the General Partner and the appointment of the auditors of the Trust. Presently, auditors have been appointed on an interim basis pending a vote at the first meeting of Unitholders.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Securities of Holding Trust and the General Partner

The Trust Indenture prohibits the Trustee from voting the Holding Trust Units, the Trust's securities of the General Partner or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or the General Partner to vote their interests in, the Limited Partnership, to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of the General Partner, Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization or a pledge in accordance with the provisions of the Trust Indenture;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust or the Limited Partnership, except in conjunction with an Internal Reorganization;

(c) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) the winding-up, liquidation or dissolution of the General Partner, Holding Trust or the Limited Partnership prior to the end of the term of the Trust; or

(e) any material amendment to the Holding Trust Declaration of Trust, the Limited Partnership Agreement or the constating documents of the General Partner, in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee is prohibited from acquiring any investment which: (a) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired; or (b) would, as a direct consequence of such acquisition, cause a Trust Unit to be considered "foreign property" at such time as defined under the provisions of the Tax Act.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The board of directors of the Administrator has generally been delegated the significant management decisions of the Trust pursuant to the Administration Agreement. In particular, the Trustee has delegated to the Administrator responsibility for any and all matters relating to the following: (a) an Offering (as defined in the Trust Indenture); (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents (as defined in the Trust Indenture), the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (e) all matters relating to the redemption of Trust Units; (f) all matters relating to the voting rights on any investments in the assets of the Trust or any Subsequent Investments; and (g) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any error in judgement, any action taken or not taken in good faith in reliance on any documents that are, *prima facie* properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Administrator, or any other person to whom the Trustee has, with the consent of the Administrator, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless and to the extent that such liabilities arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f) making such other amendments which in the opinion of the Trustee are necessary or desirable as a result of changes or proposed changes in taxation or other laws or the administration or enforcement thereof; or

(g) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

The Trust shall continue for a term ending on the earlier of December 31, 2104 and the date which is the day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event will the Trust be wound up until all royalties or net profits interests have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in a royalty or net profits interest. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders *pro rata*.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited and unaudited financial statements of the Trust will be publicly filed and mailed to Unitholders and in accordance with applicable securities laws and the Trust Indenture. The year end of the Trust is December 31. PricewaterhouseCoopers LLP are the auditors of the Trust.

The Trust is also subject to the continuous disclosure obligations of applicable securities laws.

Holding Trust

The Holding Trust Declaration of Trust contains provisions substantially similar to those of the Trust Indenture. The principal differences between the Holding Trust Declaration of Trust and the Trust Indenture are those described below.

General

Holding Trust is an investment trust and its activities are restricted essentially to acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of the Limited Partnership and other corporations, partnerships, trusts or other persons involved in the acquisition, exploration, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets and other related business.

Trustee and Governance

The trustee of Holding Trust is The Canada Trust Company. The Holding Trust Trustee supervises the activities and manages the affairs of Holding Trust.

The Holding Trust Declaration of Trust provides that, subject to its terms and conditions, the Holding Trust Trustee may, in respect of Holding Trust's assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner and will supervise the investments and conduct the affairs of Holding Trust. The Holding Trust Declaration of Trust prohibits a Non-Resident from acting as a trustee. The Holding Trust Trustee is responsible for, among other things:

(a) acting for, voting on behalf of and representing Holding Trust as a limited partner of the Limited Partnership;

(b) maintaining records and providing reports to its unitholders;

(c) supervising the activities of Holding Trust; and

(d) effecting payments of available cash from Holding Trust to its unitholders.

Fundamental Transactions

The Holding Trust Declaration of Trust provides that Holding Trust shall not enter into or implement certain fundamental transactions without the prior written approval of the holder or holders of two-thirds of the outstanding Holding Trust Units. In addition, the Holding Trust Declaration of Trust provides that Holding Trust shall not vote securities held by it of the Limited Partnership, to authorize, among other things:

(a) any sale, lease or other disposition of all or substantially all of the assets of the Limited Partnership, except in conjunction with an Internal Reorganization;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving the Limited Partnership, except in conjunction with an Internal Reorganization;

(c) the winding-up, liquidation or dissolution of the Limited Partnership prior to the end of the term of Holding Trust; or

(d) any material amendment to the limited partnership agreement by which the Limited Partnership is created in a manner prejudicial to Holding Trust;

without the prior written authorization of the holder or holders of two-thirds of the issued and outstanding Holding Trust Units.

Distributions

The Holding Trust Declaration of Trust provides that Holding Trust will make monthly cash distributions to holders of record of Holding Trust Units on the last business day of each month. Such distributions will be paid on the same date as the Trust's Distribution Payment Date (which is intended to occur on or about the 15th day of each month). All of the Holding Trust's available cash will be distributed to holders of Holding Trust Units by way of monthly cash distributions, after satisfaction of its debt service obligations (principal and interest) and any cash redemptions or repurchases of Holding Trust Units and Holding Trust Notes. The Holding Trust Declaration of Trust provides that Holding Trust must distribute to holders of Holding Trust Units each year, subject to any limitations imposed by any agreements with lenders, all of Holding Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so Holding Trust will not have any liability for income tax in the year.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust Units and Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust Unit or Holding Trust Series 1 Note so issued will be the redemption price thereof.

Holding Trust Notes

Holding Trust Notes are issuable in series under the Holding Trust Note Indenture. As part of the Arrangement, Holding Trust issued to the Trust Series 1 Notes in the principal amount of $1,205,201,607. Holding Trust Series 2 Notes are reserved by the Holding Trust to be issued exclusively to holders of Holding Trust Units as full or partial payment of the redemption price of Holding Trust Units. Holding Trust Series 3 Notes are reserved by Holding Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Notes as the Holding Trust Trustee may decide.

Under the Holding Trust Note Indenture, Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are issuable in Canadian currency in denominations of $100 and integral multiples of $100.

Interest and Maturity

The Holding Trust Series 1 Notes are payable on demand and in any event mature on April 1, 2030, are non-interest bearing until maturity or demand and thereafter will bear interest at 9% per annum, payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 2 Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the 5th anniversary of the date

of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Holding Trust Trustee, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 3 Note will mature on the 20th anniversary of the date of issuance thereof and bear interest at a market rate of interest to be determined by the Holding Trust Trustee at the time of issuance thereof, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates.

Payment upon Maturity

On maturity (which, in the case of any Holding Trust Series 1 Note, is the date of demand or April 1, 2030), Holding Trust will repay the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes by paying to the trustee under the Holding Trust Note Indenture the principal amount of the outstanding Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be redeemable at the option of the Holding Trust prior to maturity. In the event the Holding Trust chooses to redeem some or all of the Holding Trust Series 1 Notes, the Holding Trust Trustee may, in its discretion, decide to issue Holding Trust Series 3 Notes in full or partial payment of the redemption price for the Holding Trust Series 1 Notes.

Subordination

Payment of the principal amount and interest on the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is or will be defined as all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Holding Trust Note Indenture. The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are entitled to receive any payment.

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be unsecured debt obligations of the Holding Trust.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, when the same becomes due and the continuation of such default for a period of 10 business days; (ii) default in payment of any interest due on any Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, and continuation of such default for a period of 15 business days; (iii) default in the observance or performance of any other covenant or condition of the Holding Trust Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the trustee specifying such default and requiring Holding Trust to rectify the same; (iv) if there occurs, with respect to any issue of indebtedness of Holding Trust having an outstanding principal amount of $10 million or more, an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and (v) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust. The provisions governing an event of default under the Holding Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Limited Partnership

General

The Limited Partnership is a limited partnership established under the laws of the Province of Alberta to make investments in and conduct the business of the exploration, development, production and marketing of petroleum

and natural gas and such other businesses as the directors of the General Partner may determine, and activities ancillary and incidental thereto.

General Partner

The sole general partner of the Limited Partnership is the General Partner who is responsible for the administration and management of the Limited Partnership and who generally carries out the objects, purposes and businesses of the Limited Partnership. The General Partner and Paramount Resources have entered into the Services Agreement pursuant to which Paramount Resources has been engaged to provide certain administrative and operational services to the General Partner to assist the General Partner in carrying out its duties and obligations as general partner of the Limited Partnership.

Partnership Units

The Limited Partnership is entitled to issue various classes of partnership interests. The Limited Partnership currently has outstanding one class of non-voting units ("Class A Units") and the LP Units. The LP Units are all held by Holding Trust, and the Class A Units are held by the General Partner and Holding Trust with Holding Trust holding 90% of such units. Holders of LP Units are entitled to notice of, and to attend and vote at, all meetings of holders of partnership units. Holders of Class A Units are not entitled to receive notice of, or to attend and vote at, any meetings of holders of partnership units.

Distributions

The Limited Partnership distributes to the General Partner and to limited partners holding LP Units of the Limited Partnership on the last business day of each month their *pro rata* portions of distributable cash as set out below. Such distributions are paid within 30 days following each month-end and are intended to be received by the Holding Trust prior to its related distributions to the Trust and by the Trust prior to its related distributions to Unitholders (which are intended to occur on or about the 15th day of each month).

Distributable cash represents, in general, all of the Limited Partnership's cash after satisfaction of the Limited Partnership's obligations under the Net Profits Interest Agreement and after satisfaction of its debt service obligations (principal and interest) and other expense obligations.

Allocation of Income and Loss for Income Tax Purposes

The income or loss of the Limited Partnership for each fiscal period is allocated to the holders of Class A Units and to the limited partners through their holdings of LP Units as to their respective interests in the Limited Partnership. The income for tax purposes of the Limited Partnership for a particular fiscal period is allocated to each limited partner by multiplying the total income allocated to the limited partners by a fraction, the numerator of which is the total sum of the cash distributions received by that limited partner with respect to that fiscal period and the denominator of which is the total amount of the cash distributions made by the Limited Partnership to all limited partners with respect to that fiscal period.

If, with respect to a given fiscal period, no cash distribution is made by the Limited Partnership to its partners, or the Limited Partnership has a loss for tax purposes, the income or loss, as the case may be, for tax purposes of the Limited Partnership for that fiscal period will be allocated to the holders of Class A Units and the holders of LP Units at the end of that fiscal period in the proportion that the number of partnership units held at that date by that partner is of the total number of partnership units issued and outstanding at that date.

Functions and Powers of the General Partner

The General Partner has exclusive authority to manage the business and affairs of the Limited Partnership, to make all decisions regarding the business of the Limited Partnership and to bind the Limited Partnership. The General Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Limited Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The General Partner does not have the authority to dissolve the Limited Partnership, wind up its affairs or effect a sale of all or substantially all of the Limited Partnership's assets except in accordance with the provisions of the Limited Partnership Agreement.

The authority and power vested in the General Partner to manage the business and affairs of the Limited Partnership includes all authority necessary or incidental to carry out the objects, purposes and business of the Limited Partnership, including, without limitation, the ability to engage agents to assist the General Partner to carry out its management obligations and administrative functions.

The Limited Partnership Agreement provides that all material transactions and agreements involving the Limited Partnership must be approved by the General Partner's board of directors.

Fundamental Transactions

The Limited Partnership Agreement provides that the partners of the Limited Partnership will not dissolve the Limited Partnership or effect a sale of all or substantially all of the assets of the Limited Partnership (except in the case of an Internal Reorganization) without prior approval of the holders of at least two-thirds of the LP Units.

Limited Liability

The Limited Partnership operates in a manner as to ensure to the greatest extent possible the limited liability of the limited partners of the Limited Partnership. Limited partners may lose their limited liability in certain circumstances. The Limited Partnership Agreement provides that, if limited liability is lost by reason of the negligence of the General Partner in performing its duties and obligations under the Limited Partnership Agreement, the General Partner will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement. However, since the General Partner has no significant assets or financial resources, this indemnity may have nominal value.

The General Partner

The General Partner is the sole general partner of the Limited Partnership and is responsible for the administration and management of the Limited Partnership and to generally carry out the objectives, purposes and businesses of the Limited Partnership. Pursuant to the Trust Indenture, the Holding Trust Declaration of Trust and the Administration Agreement, the General Partner is the administrator of the Trust and Holding Trust and is responsible for the administration and management of the affairs and day-to-day operations of the Trust and Holding Trust. The directors and officers of the General Partner are responsible for the overall supervision and governance of the Trust and its subsidiaries.

The General Partner has retained Paramount Resources pursuant to the Services Agreement for the purposes of providing administrative and operating services to the General Partner, and to assist the General Partner in discharging its duties and obligations as general partner of the Limited Partnership and as administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operational services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

LEGAL PROCEEDINGS

There are claims associated with certain of the assets received by the Trust under the Trust Spinout. While the outcome of these claims is uncertain and there can be no assurance that such claims will be resolved in the Trust's favour, the Trust does not believe that the outcome of these claims, or the amounts which the Trust may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity of the Trust.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Paramount Resources will provide administrative and operating services to the General Partner, and indirectly to the Trust and Holding Trust, pursuant to the Services Agreement, in respect of which it will receive payments intended to reimburse Paramount Resources for its costs in providing these services. See "Material Contracts - Services Agreement".

AUDIT COMMITTEE INFORMATION

The full text of the audit committee's charter is included in Appendix C of this annual information form.

The audit committee consists of 3 members, all of which are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

Robert M. MacDonald

Mr. MacDonald is an independent businessman. He has 27 years energy banking experience specializing in oil and gas financing as a senior officer of several Canadian chartered banks, with 18 years in Alberta and 9 in the United States. His experience includes debt and project financing ranging from strategic alternatives for senior, bridge and mezzanine debt structuring through portfolio management, loan workouts to credit risk management. Mr. MacDonald was Director, Oil & Gas, Commercial Banking from 1998 to 2004 with CIBC World Markets Inc. In 1998, he was Managing Director, Koch Producer Services, the merchant banking arm of a U.S. based energy

company. From 1993 to 1998, he was Vice President, Oil & Gas Group with CIBC. Prior to that, Mr. MacDonald held various senior management positions within the financial services industry in the United States and Canada. Mr. MacDonald is a member of the Fellow of the Institute of Canadian Bankers, where he graduated with honours and has a Bachelor of Business Administration, graduating with distinction. Since 2003, he has been a director of APF Energy Trust and a trustee of Newalta Income Fund, both publicly traded entities, and is a director of Newalta Corporation, the operating entity wholly-owned by Newalta Income Fund.

M.H. (Mick) Dilger

Mr. Dilger is the Vice President, Business Development of Pembina Management Inc., the administrator of Pembina Pipeline Income Fund, a publicly traded Canadian income fund engaged in the ownership and operation of energy infrastructure within Western Canada. Mr. Dilger has held positions with Amerada Hess as well as a broad range of executive positions within NOVA Corporation, TransCanada Pipelines and most recently prior to Pembina, VISTA Midstream Solutions, a midstream company he founded in 1999. Mr. Dilger has also been a Chartered Accountant since 1989.

John G. (Jack) Williams

Mr. Williams is the President and Chief Executive Officer of Adeco Exploration Company Ltd., an oil and gas producer formed in 1993. From 1969 to 1979 he was Vice-President of Adeco Drilling and Engineering Co. Ltd. and from 1979 to 1993 he was President and Chief Executive Officer of that company. Mr. Williams graduated from the Montana School of Mines in Geological Engineering in 1962. He has previously served on the board of directors of both oil and gas producers and service companies.

RISK FACTORS

The following is a summary of certain risk factors relating to the Trust, Holding Trust and the Limited Partnership and the ownership of Trust Units which should be carefully considered.

Risks Relating to the Trust's Properties and Assets

Operational Matters

The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Properties and possible liability to third parties. The Limited Partnership employs prudent risk management practices and maintains suitable liability and other insurance, where available. The Limited Partnership may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce the Cash Flow of Trilogy Energy Trust.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

Title Matters

The Trust has not obtained a legal opinion as to the title to the Spinout Assets and cannot guarantee or certify that a defect in the chain of title may not arise to defeat the Limited Partnership's interest in certain of the Spinout Assets. Remediation of title problems could result in additional costs and litigation. If title defects are unable to be remedied, the Limited Partnership may lose some of its interest in the disputed properties resulting in reduced production and a reduction in the Cash Flow of Trilogy Energy Trust.

Reserve Estimates

The reserve and recovery information contained in the Paddock Lindstrom Report is only an estimate and the actual production and ultimate reserves from the Spinout Assets may be greater or less than the estimates prepared by Paddock Lindstrom. Estimates of the oil and natural gas reserves of the Trust depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether, and to the extent to which, oil and natural gas are recoverable from a reservoir. The reliability of reserve estimates depends on: (i) whether the prevailing tax rules and other government regulations, contracts and oil, natural gas and other prices, will remain the same as on the date estimates are made; (ii) the production performance of the reservoirs; (iii) extensive engineering judgments; (iv) the price at which recovered oil and natural gas can be sold; (v) the costs associated with recovering oil and natural gas; (vi) the prevailing environmental conditions associated with drilling

and production sites; (vii) the availability of enhanced recovery techniques; and (viii) the ability to transport oil and natural gas to markets.

A change in any one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production thereof commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate or production, will also affect the present value of future net cash flows from estimated reserves. Many of the factors, assumptions and variables involved in estimating reserves are beyond control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserve data. Any downward adjustment could lead to lower future production and thus adversely affect the financial condition, future prospects and market value of the Trust.

Depletion and Sustainability of Reserves

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Flow of Trilogy Energy Trust, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Limited Partnership will not be reinvesting cash flow in the same manner as traditional oil and gas companies. Accordingly, absent capital injections, initial production levels and reserves attributable to the Properties will decline.

The Limited Partnership's future natural gas and oil reserves and production, and therefore its cash flows, will be highly dependent on the Limited Partnership's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Limited Partnership's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, Unitholders need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Limited Partnership will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Limited Partnership.

There can be no assurance that the General Partner, on behalf of the Limited Partnership, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

The estimated reserve life indices of the Limited Partnership's reserves are largely dependent on the accuracy of the reserve estimates and changes in commodity prices, operating costs and royalty rates, all of which could impact the length of time that its reserves can be economically produced.

Volatility of Commodity Prices

The Trust's results of operations and financial condition will be dependent on the prices received for the production of natural gas and petroleum. Prices for natural gas and petroleum have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Limited Partnership or the Trust. Prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in the prices for natural gas and petroleum could have a material adverse effect on the Trust's operations, financial condition and the level of expenditures provided for the development of its natural gas and oil reserves. The General Partner may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Limited Partnership or the Trust to enter, from time to time, into natural gas and crude oil price hedges and forward foreign exchange contracts. To the extent that the Limited Partnership or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts as well as risks inherent to the derivative instruments employed in such risk management activities. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. To the extent that commodity prices increase significantly, the Cash Flow of Trilogy Energy Trust could be negatively affected if the Trust has hedges in place which do not allow it to realize the increased prices.

Marketing Arrangements

As a result of the call on production agreement between Paramount Resources and the Limited Partnership, the Limited Partnership will be subject to greater risks respecting its ability to recover amounts due to the Limited

Partnership for its production provided under the agreement than it would be if it were a party to a production commitment agreement with an unrelated, investment grade party or an unrelated party that has posted security. Accordingly, any default in payment could result in the Cash Flow of Trilogy Energy Trust being adversely affected. See "Narrative Description of the Business - General - Call on Production Agreement".

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including natural gas and oil prices. The trading price of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Limited Partnership or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Limited Partnership. For example, the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, which would require (among other things) significant reductions in greenhouse gas emissions, was ratified by Canada in late 2002. Although the implications are unknown at this time as specified measures for meeting Canada's commitments have not yet been fully developed, the Kyoto Protocol may result in additional costs or restrict the ability to increase or maintain production for natural gas and petroleum producers such as the Limited Partnership. It is difficult to determine what, if any, impact the ratification by the Canadian government may have on the Limited Partnership's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Distributable Cash of the Trust. Should the Limited Partnership be unable to fully fund the cost of remedying an environmental problem, the Limited Partnership might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Limited Operational History

The Limited Partnership and the Trust were only recently organized and have a limited history of operations and distributions.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry, including the energy trust sector. The General Partner and Paramount Resources, on behalf of the Limited Partnership and the Trust, will actively compete for capital, skilled personnel, reserves acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Limited Partnership and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to Governance of the Trust

Reliance on Management

Unitholders will be dependent on the management of the General Partner in respect of the management and administration of all matters relating to the Trust, the Trust Units, the Limited Partnership and the Properties. The General Partner may also retain third parties to assist it in providing these services, including Paramount Resources pursuant to the Services Agreement. The Services Agreement may be terminated by either party upon six months' prior written notice. Upon termination, the Trust and the General Partner will be required to employ their own personnel or establish replacement arrangements. If the Trust and the General Partner are not able to employ such required personnel or obtain such replacement arrangements on favourable terms, the Trust's consolidated revenues and profits may decline and the Cash Flow of Trilogy Energy Trust may be negatively affected.

Potential Conflicts of Interest

There may be circumstances in which the interests of Paramount and its Affiliates will conflict with those of Unitholders. Paramount and its Affiliates may acquire natural gas and petroleum properties on their own behalf or on behalf of persons other than the Unitholders. Paramount may manage and administer such additional properties, as well as enter into other types of energy-related management, advisory and investment activities. Neither Paramount Resources, nor its management, will carry on their full-time activity on behalf of Unitholders and, when acting on their own behalf or on behalf of others, may at times act in competition with the interests of Unitholders.

In the event of such conflicts, decisions will be made on a basis consistent with the provisions of any relevant contractual arrangements and objectives and financial resources of each group of interested parties. Paramount will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or the Limited Partnership, and the other interested party, fairly taking into account all of the circumstances of the Trust or the Limited Partnership and such interested party and to act honestly and in good faith in resolving such matters.

Circumstances may arise where members of the board of directors of the General Partner are directors or officers of corporations which are in competition to the interests of the General Partner, the Limited Partnership and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the General Partner, the Limited Partnership and the Trust.

Risks Relating to the Trust Units

Limited Purpose Trust

The Trust is a trust which is entirely dependent upon the operations and assets of its subsidiaries through the Trust's ownership of the securities of, and net profit interests and debt instruments issued by, those subsidiaries. The Limited Partnership's income is received from the production of natural gas and oil from its resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and acquisition of new properties, the Limited Partnership's involvement in the exploration for natural gas and oil is less than that of a traditional oil and gas company. As a result, if the natural gas and oil reserves associated with the Limited Partnership's resource properties are not supplemented through additional development or the acquisition of additional natural gas and oil properties, the ability of the Limited Partnership to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Changes in tax and other laws may adversely affect Unitholders

Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders. Tax authorities having jurisdiction over the Trust or Unitholders may disagree with the manner in which the Trust calculates its income for tax purposes or could change their administrative practices to the Trust's detriment or the detriment of Unitholders.

On September 8, 2005, the Department of Finance released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". The Department of Finance's stated purpose of the paper is to promote discussion and third party input on a number of key questions by providing background information on flow-through entities and related economic efficiency issues, an international comparison, as well as the estimated impact of flow-through entities on federal tax revenues. At this time it is not known whether legislation will result from this consultation process. Any legislation could materially affect the Trust or Unitholders.

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of the Trust losing mutual fund trust status are as follows.

- The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.
- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.
- The Trust Units might not constitute qualified investments for Registered Retirement Savings Plans ("RRSPs"), Registered Retirement Income Funds ("RRIFs"), Registered Education Savings Plans ("RESPs") or Deferred Profit Sharing Plans ("DPSPs"). If, at the end of any month, one of these types of plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units, including the amount of any capital gain realized on a disposition of non-qualified Trust Units by the RRSP

or RRIF. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

The Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Debt Service

Each of Holding Trust and the Limited Partnership is permitted to borrow funds to fund capital expenditures and other financial obligations or expenditures in respect of the Properties and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce the amount of cash paid, directly or indirectly, by Holding Trust and the Limited Partnership to the Trust. A syndicate of Canadian banks has provided a senior credit facility to Holding Trust and the Limited Partnership in the amount of $260 million. $220 million of this facility was drawn upon in connection with the consideration paid for the Spinout Assets under the Trust Spinout. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payments of cash by Holding Trust and/or the Limited Partnership, directly or indirectly, to the Trust. Certain covenants of the agreements with the lender also limit such payments to the Trust. Although the General Partner believes the credit facilities will be sufficient for the Trust's immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust and its subsidiaries or that additional funds will be able to be obtained.

The lenders to Holding Trust and the Limited Partnership have been provided with security over substantially all of the assets of the Trust, Holding Trust and the Limited Partnership, as well as certain guarantees, debentures and subordination agreements. If Holding Trust or the Limited Partnership become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties and payments to the lenders will rank in priority to distributions and other payments to the Trust and distributions to the Unitholders.

Payments by Holding Trust or the Limited Partnership to the Trust or the Holding Trust, as applicable, are prohibited during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. Distributions on the Holding Trust Units and LP Units, payments on the Holding Trust Notes and payments under the Net Profits Interest Agreement, which are unsecured, will be specifically subordinate to the credit facilities, which may restrict the ability of Holding Trust and the Limited Partnership, directly or indirectly, to make such payments to the Trust, and therefore limit the Cash Flow of Trilogy Energy Trust, and hence cash distributions, that may be paid to Unitholders, during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. The credit facilities also contain certain restrictions on redemptions of Trust Units, Holding Trust Units or LP Units for cash or assets.

The Trust, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the issuance of incremental debt, granting of security, incurring indebtedness and the sale of its assets.

The General Partner may manage the risk associated with fluctuations in interest rates by causing Holding Trust and/or the Limited Partnership to enter into interest rate swap transactions from time to time. To the extent that Holding Trust and/or the Limited Partnership engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

Delay in Distributions

In addition to the usual delays in payment by purchasers of natural gas and oil to the operators of the Properties, and by the operator to the Limited Partnership, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, adjustments for other periods, recovery by the operator of expenses incurred in the operation of Properties, the establishment by the operator of reserves for such expenses or accounting disputes. Such delays may inhibit the Trust's ability to make monthly distributions of Cash Flow of Trilogy Energy Trust to the Unitholders.

Variability of Cash Distributions

Future cash flows generated by additional Properties may not be similar to those of the Spinout Assets and may not generate sufficient cash flows to allow the Limited Partnership to generate sufficient distributable cash to maintain consistent distributions from the Trust over a long period of time.

Unitholders may be required to pay taxes even if they do not receive any cash distributions

Unitholders may be required to pay income taxes on their pro rata share of the Trust's taxable income even if they do not receive any cash distributions from the Trust.

United States Unitholders may be subject to passive foreign investment company rules

The Trust may be a passive foreign investment company for United States federal income tax purposes. If the Trust were classified as a passive foreign investment company, United States Unitholders (other than most tax-exempt investors) would be subject to adverse tax rules. United States Unitholders are urged to consult their own tax advisors regarding the United States federal income tax consequences of the Trust's possible classification as a passive foreign investment company and the consequences of such classification.

Additional Financing

The timing and amount of capital expenditures will directly affect the amount of distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units or additional credit facilities, becomes limited or unavailable, the ability of the Trust and its subsidiaries to make the necessary capital investments to maintain or expand their natural gas and oil reserves and to invest in assets, as the case may be, will be impaired. To the extent the Trust and its subsidiaries are required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Flow of Trilogy Energy Trust will be reduced.

Financial Leverage

Current or future borrowings will increase the level of financial risk to the Trust and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of the Cash Flow of Trilogy Energy Trust to interest rate variations.

Dilution of Existing Unitholders

The Trust may issue additional Trust Units in the future, which may dilute a Unitholder's cash distributions per Trust Unit, as well as per Trust Unit production, reserves and net asset value. The Trust Indenture permits the Trust to issue an unlimited number of previously unissued Trust Units without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Under the Trust Indenture, the Directors of the General Partner have been granted the discretion to determine the price and the terms of issue of further Trust Units.

Nature of Trust Units

Securities like the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units are dissimilar to debt instruments as there is no principal amounts owing to Unitholders. The Trust Units do not represent a traditional investment and should not be viewed by investors as a direct investment in the Properties or as direct investments in securities of the Limited Partnership or any subsidiary of the Trust. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets will be Holding Trust Units and Holding Trust Notes. The price per Trust Unit is a function of anticipated Cash Flow of Trilogy Energy Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As holders of Trust Units issued by an unincorporated trust, Unitholders will not have all of the statutory rights associated with ownership of shares of a corporation. For example, shareholders of a corporation incorporated under the *Business Corporations Act* (Alberta) have statutory rights that include: the right to vote in respect of certain fundamental changes proposed to be made to the corporation (including a proposed change to the attributes of its shares and a sale of all or substantially all of its assets outside the ordinary course of business); the right to elect the directors and to appoint the auditor of the corporation annually; the right of holders of not less than 5% of the issued voting shares of a corporation to requisition the directors to call a meeting of shareholders; the right to apply to a court for an order directing an investigation; the right to dissent from certain fundamental changes to the corporation and to be paid the fair value for their shares; and the right to bring "oppressive" or "derivative" actions. Under the Trust Indenture, Unitholders will have the right to receive written notice of certain events and the right to vote in respect of certain fundamental changes and the right to elect the directors and to select the auditor of the Trust annually. Furthermore, the Trust Indenture requires that holders of not less than 5% of the Trust Units on a fully-diluted basis may requisition the Trustee to call a meeting of Unitholders except in certain circumstances. However, Unitholders will not have the statutory right to apply to court for an order directing an investigation and will not

have the right to dissent from certain fundamental changes to the Trust and to be paid the fair value for their Trust Units or the right to bring "oppression" or "derivative" actions.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture further provides that the Trustee and the Trust shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust, or the Trustee on behalf of the Trust, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof. There remains a risk that a Unitholder may be personally liable despite such a provision in the Trust Indenture or other agreements made by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) (the "ITLA") came into force. The ITLA seeks to protect unitholders of Alberta income trusts, such as the Trust, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA comes into force. However, the ITLA has not been subject to interpretation by courts in the Province of Alberta or elsewhere and, accordingly, a Unitholder's limited liability cannot be assured.

Trading in, and Redemption of, Trust Units

The Trust cannot predict at what price the Trust Units will trade and there can be no assurance that an active trading market in the Trust Units will exist. Trust Units will not necessarily trade at values determined solely by reference to the underlying value of the Trust's assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in general market conditions, fluctuations in the market for equity or debt securities and numerous other factors beyond the control of the Trust.

There can also be no assurance that the Trust will be in a position to redeem Trust Units for cash when requested to do so.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position than a holder of unsecured indebtedness of a corporation.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

Return of Capital

The Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Restrictions on Non-Resident and Non-Canadian Partnership Ownership of Trust Units

The Trust Indenture imposes restrictions which limit the number of Trust Units that may be owned, directly or indirectly, by Non-Residents and Non-Canadian Partnerships (see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, Trilogy Energy LP and Trilogy Energy Ltd. - The Trust - Non-Resident Unitholders"). These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including Non-Residents and Non-Canadian Partnerships such as residents of the United States, to acquire Trust Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Trust Units. As a result, these restrictions may limit the demand for Trust Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Trust Units held by the public.

TRANSFER AGENT AND REGISTRAR

Trilogy's transfer agent and registrar is Computershare Trust Company of Canada Investor Services Inc. located at the following address:

6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8

MATERIAL CONTRACTS

Services Agreement

Pursuant to the Services Agreement, Paramount Resources provides certain operational, administrative and other services to the General Partner in order to assist the General Partner in performing its duties and obligations as general partner of the Limited Partnership and as administrator of the Trust and Holding Trust. The General Partner may from time to time retain other third parties to provide administrative and operating services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally.

The Services Agreement will terminate on March 31, 2006, subject to extension, unless terminated by either the General Partner or Paramount Resources on six months' prior written notice. In addition, either the General Partner or Paramount Resources may, by written notice, immediately terminate the Services Agreement in the event of (i) certain events of insolvency, receivership, liquidation or the suspension of the usual business of the other party or in case of the General Partner, the Trust and its subsidiaries, or (ii) a breach by the other party in the performance of a material obligation under the Services Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days of receipt of notice of such breach, or when not reasonably capable of being remedied within 30 days, such party fails to take reasonable steps to remedy such default and give reasonable assurances that such default will be amended within a reasonable period of time. The General Partner may also, by written notice, immediately terminate the Services Agreement in the event of a direct or indirect change of control of Paramount Resources if the written consent of the directors of the General Partner has not been obtained prior to such change of control, provided that consent is not required for a change in the holdings of the securities of Paramount.

Under the Services Agreement, Paramount Resources is reimbursed for all reasonable costs (including expenses of a general and administrative nature, which will be determined in accordance with a formula to be agreed upon by a majority of the independent directors of the General Partner and Paramount Resources from time to time) incurred by Paramount Resources in providing these services. The reimbursement of expenses to Paramount Resources is not intended to provide Paramount Resources with any financial gain or loss.

INTERESTS OF EXPERTS

Information relating to reserves in this annual information form was prepared by Paddock Lindstrom as independent qualified reserves evaluator. The principals of Paddock Lindstrom, as a group, own beneficially, directly or indirectly, less than one percent of any class of Trilogy's securities.

ADDITIONAL INFORMATION

Additional information relating to Trilogy is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX A

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

To the Board of Directors of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"):

1. We have evaluated the reserves data in respect of the Spinout Assets (as defined in the Trust's annual information form to which this report is attached) as at December 31, 2004. The reserves data consists of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, of the Spinout Assets for the year ended December 31, 2004:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	January 28, 2005	Canada	-	$907,597	-	$907,597

5. *In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in* accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates. We note that we have authorized the Trust and the Company to use the report prepared by us referenced above which was initially prepared for Paramount Resources Ltd.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(Signed) Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

September 27, 2005

APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"), is responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements and the administration agreement between the Company and the Trust. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves attributable to the Spinout Assets (as defined in the Trust's annual information form to which this report is attached) estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves attributable to the Spinout Assets estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserves data attributable to the Spinout Assets. This evaluation was initially done for Paramount Resources Ltd. and the independent qualified reserves evaluator has authorized the Trust and the Company to use its report in respect of such evaluation. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(a) reviewed the procedures used for providing information to the independent qualified reserves evaluator with respect to the Spinout Assets;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors of the Company has reviewed the procedures used for assembling and reporting other information associated with oil and gas activities with respect to the Spinout Assets and has reviewed that information with management. The board of directors of the Company has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Trust's annual information form accompanying this report;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) James H. T. Riddell
Chief Executive Officer

(Signed) Bernard K. Lee
Chief Financial Officer

(Signed) John G. Williams
Director

(Signed) Michael H. Dilger
Director

September 27, 2005

APPENDIX C

AUDIT COMMITTEE CHARTER

TRILOGY ENERGY LTD.
AUDIT COMMITTEE CHARTER
(Adopted by the Board of Directors on May 19, 2005)

A. INTRODUCTION

Trilogy Energy Ltd. is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by Trilogy Energy Trust (the "Trust"). Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated April 1, 2005, and pursuant to an Administration Agreement dated February 25, 2005 among the Corporation, the Trust and Trilogy Holding Trust, the Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of the Corporation, which is responsible for the day-to-day conduct of the business. In addition, pursuant to that certain Services Agreement dated April 1, 2005, the Board also has the responsibility to direct and monitor the services provided to the Corporation by Paramount Resources. Where the context requires, references to the "Trust" refer collectively to the Trust, Trilogy Holding Trust, the Partnership and the Corporation.

B. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Trust's management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Trust, to review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Trust's externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Trust's reserves.

C. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, *Audit Committees*[1] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[2] - *Standards of Disclosure for Oil and Gas Activities.*

2. All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of those of the Trust and that can be reasonably expected to be raised by the Trust's financial statements).

3. The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

5. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

6. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7. The Committee shall have access to such officers and employees of the Trust and to the Trust's external auditors, and to such information respecting the Trust, as it considers necessary or advisable in order to perform its duties and responsibilities.

8. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary.

9. The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee of the Trust as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

10. The Committee may retain, at the Trust's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

D. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Trust's accounting principles, reporting practices and internal controls and its approval of the Trust's annual and quarterly consolidated financial statements and management's discussion and analysis;

(b) to establish and maintain a direct line of communication with the Trust's internal (if any) and external auditors and assess their performance;

(c) to ensure that the management of the Trust has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f) to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g) to receive and review complaints received pursuant to the Trust's Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h) to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i) to identify and monitor the management of the principal risks that could impact the financial reporting of the Trust; and

(j) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Trust.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Trust, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b) to recommend to the Board a firm of external auditors to be nominated for appointment by the unitholders of the Trust, and to monitor and verify the independence of such external auditors;

(c) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d) review the audit plan of the external auditors prior to the commencement of the audit;

(e) to review with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Trust's financial and auditing personnel;

(iv) co-operation received from the Trust's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Trust;

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii) the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f) to discuss with the external auditors the quality and not just the acceptability of the Trust's accounting principles;

(g) to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Trust; and

(h) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Trust are to:

(a) review the appropriateness and effectiveness of the Trust's policies and business practices which impact on the financial integrity of the Trust, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Trust's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Trust and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c) periodically review the Trust's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4. The Committee is also charged with the responsibility to:

(a) review and recommend to the Board for its approval, the Trust's annual financial statements, management's discussion and analysis, annual information form and annual earnings press releases before the Trust publicly discloses this information;

(b) review and approve the Trust's interim financial statements, interim management's discussion and analysis including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto and interim earnings press releases before the Trust publicly discloses this information;

(c) review and approve the financial sections of:

(i) the annual report to unitholders;

(ii) the annual information form;

(iii) prospectuses;

(iv) other public reports requiring approval by the Board; and

(v) press releases related thereto,

and report to the Board with respect thereto;

(d) review regulatory filings and decisions as they relate to the Trust's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Trust's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review and report on the integrity of the Trust's consolidated financial statements;

(g) review the minutes of any audit committee meeting of any subsidiary of the Trust;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Trust and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j) develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee's duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of unitholders.

5. The duties and responsibilities of the Committee as they relate to the Trust's oil and gas reserves estimates are to:

(a) review, with reasonable frequency, the Trust's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b) review the appointment of the independent engineering firm responsible for evaluating the Trust's reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and management of the Trust;

(c) review, with reasonable frequency, the Trust's procedures for providing information to the reserves evaluator;

(d) before recommending approval of the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with management and the reserves evaluator to:

(i) determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii) review the reserves data and the report of the reserves evaluator

(e) review, discuss with and make recommendations to the Board with respect to:

(i) approving the content and filing of the reserves statement;

(ii) the filing of the report of the reserves evaluator; and

(iii) the content and filing of the report of management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

E. ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

---

[1] 1.4 **Meaning of Independence** --

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i) is a partner of the firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or

(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:

(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and

(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive

officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 **Additional Independence Requirements --**

(1) Despite any determination made under section 1.4, an individual who

- (a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or
- (b) is an affiliated entity of the issuer or any of its subsidiary entities,

is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

- (a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or
- (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5 Reserves Committee

(1) The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee

- (a) are individuals who are not and have not been, during the preceding 12 months:
  - (i) an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;
  - (ii) a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or
  - (iii) a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and
- (b) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2) Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

SERVICES AGREEMENT

BETWEEN

TRILOGY ENERGY LTD.

-and-

PARAMOUNT RESOURCES

April 1, 2005

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

Page

SERVICES AGREEMENT

THIS AGREEMENT made as of the 1st day of April, 2005.

BETWEEN:

TRILOGY ENERGY LTD., a corporation incorporated pursuant to the laws of Alberta ("**Trilogy Energy**")

-and-

PARAMOUNT RESOURCES, a general partnership formed pursuant to the laws of Alberta ("**Paramount Resources**")

WHEREAS Trilogy Energy is the general partner of Trilogy Energy LP (the "**Partnership**") and is responsible for and has the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and make decisions regarding the undertaking and business of the Partnership;

AND WHEREAS Trilogy Energy has been allocated and delegated certain responsibilities in respect of the administration and management of Trilogy Energy Trust (the "**Trust**") pursuant to the Trust Indenture (as hereinafter defined) and the Administration Agreement (as hereinafter defined);

AND WHEREAS Trilogy Energy is responsible for the business and affairs of Trilogy Holding Trust (the "**Holding Trust**") pursuant to the Administration Agreement;

AND WHEREAS Trilogy Energy desires to retain Paramount Resources to provide certain administrative and operating services to the Trust Entities (as hereinafter defined) to assist Trilogy Energy in carrying out its duties and obligations as general partner of the Partnership and its duties and obligations as administrator of the Trust and Holding Trust;

AND WHEREAS Trilogy Energy and Paramount Resources have agreed to enter into this Agreement pursuant to which Paramount Resources will, subject to the terms and conditions herein set forth, provide services to Trilogy Energy, on behalf of itself and the other Trust Entities, in respect of certain aspects of the Business described herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the Parties (as hereinafter defined) to this Agreement, the Parties agree as follows:

ARTICLE 1
DEFINITIONS AND SCHEDULES

1.1 Definitions

As used herein (including the foregoing recitals), the following terms shall have the meanings set forth below:

(a) "**Additional Information**" has the meaning ascribed thereto in Section 6.7;

(b) "**Administration Agreement**" means the administration agreement dated February 25, 2005 among Computershare Trust Company of Canada, as trustee for and on behalf of the Trust, the Holding Trust Trustee, as trustee for and on behalf of Holding Trust, and Trilogy Energy, as amended, restated or modified from time to time;

(c) "**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(d) "**Agreement**" means this services agreement as amended, restated or modified from time to time in accordance with the provisions hereof;

(e) "**Applicable Laws**" means all laws, rules, regulations, codes, by-laws, statutes, ordinances, directives and orders, in effect from time to time, of all Governmental Authorities having jurisdiction with respect to the Trust Entities and their affiliates in connection with the conduct of the Business, and any of their respective Assets;

(f) "**Arbitration Notice**" has the meaning ascribed thereto in subsection 11.2(b);

(g) "**Arbitrator**" has the meaning ascribed thereto in subsection 11.2(c);

(h) "**Arrangement**" means the arrangement set forth in the Plan of Arrangement;

(i) "**Arrangement Agreement**" means the arrangement agreement dated as of February 28, 2005 among PRL, the Trust, Holding Trust, 1155120 Alberta Ltd., Trilogy Energy, 1136980 Alberta Ltd. and Paramount Oil & Gas Ltd., as amended, restated or modified from time to time;

(j) "**Assets**" means all of the assets of the Partnership;

(k) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(l) "**Business**" means the business of the Trust and all of the other Trust Entities, including (i) the exploration, development, production and marketing of Petroleum Substances; (ii) the ownership, operation, leasing and participation in assets, properties and securities in connection therewith; (iii) engaging in all

activities ancillary or incidental to any of the foregoing; and (iv) the payment of cash distributions to Unitholders;

(m) "**Business Day**" means any day, other than a Saturday, Sunday or a day on which the principal chartered banks located at Calgary, Alberta are not open for business during normal banking hours;

(n) "**Change of Control**" means any change in the holding, direct or indirect, of the partnership interests of Paramount Resources whereby as a result of such change a Person not affiliated or associated with Paramount Resources prior to such change, or a group of Persons not affiliated or associated with Paramount Resources prior to such change, are in a position to exercise Control of Paramount Resources, whether such change in the holding of any of such partnership interests or of the shares of any of the partners of Paramount Resources occurs by way of reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise;

(o) "**Closing**" means the completion of the transactions contemplated by the Plan of Arrangement;

(p) "**Confidential Information**" has the meaning ascribed thereto in Section 6.8;

(q) "**Control**" means, for the purposes hereof, a relationship between two or more Persons wherein one Person, or more than one of the Persons acting in concert, has or have the ability to manage the affairs of, or to significantly affect the management decisions of, one of the other Persons, and includes (i) in respect of a corporation, the ownership, directly or indirectly through one Person, or more than one of the Persons acting in concert, of voting securities of the corporation carrying more than 50% of the votes that may be cast to elect directors of such corporation, provided that such votes, if exercised, are sufficient to elect a majority of the directors of such corporation or other Person and (ii) in respect of a Person that is not a corporation, the ownership, directly or indirectly through one of the Persons, or more than one of the Persons acting in concert, of voting rights in respect of the Person which are sufficient to determine the material business decisions of such Person;

(r) "**Dispute**" has the meaning ascribed thereto in Section 11.1;

(s) "**Effective Date**" means April 1, 2005;

(t) "**Expenses**" means all reasonable costs and expenses relating to the Trust Entities which are incurred by Paramount Resources or its affiliates (which, for greater certainty, shall include a provision for expenses of a general and administrative nature such as executive and management time, payroll expenses and lease and overhead expenses of Paramount Resources or its affiliates, and the formula for determining and allocating expenses of a general and administrative nature to Trilogy Energy and the other Trust Entities shall be as agreed upon by a majority

of the Independent Directors and Paramount Resources from time to time) or which are paid directly to third parties by Paramount Resources or its affiliates on behalf of any Trust Entity in connection with the provision and performance of the Services to be provided by Paramount Resources hereunder;

(u) "**Experts**" has the meaning ascribed thereto in subsection 6.4(b);

(v) "**Fiscal Year**" means the initial period from the Effective Date up to and including December 31, 2005, and thereafter means each period of twelve (12) calendar months beginning January 1 and ending December 31 of each year;

(w) "**Force Majeure**" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the Party claiming Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts, the Party claiming the Force Majeure and if applicable, adherence to the standard of care set forth in this Agreement, is unable to prevent its occurrence or mitigate its effects, and which thus causes a delay or disruption in the performance of any obligation (other than the obligation to pay monies due) imposed on such Party hereunder. Subject to the foregoing, Force Majeure shall include strikes, lock-outs, work stoppages, work slow-downs, industrial disturbance, storm, fire, flood, landslide, snow slide, earthquake, explosion, lightning, tempest, acts of war (whether declared or undeclared), threat of war, actions of terrorists, blockade, riot, insurrection, civil commotion, public demonstrations, revolution, sabotage or vandalism, acts of God, laws, rules, regulations, orders, directives or restraints issued or imposed by any regulatory agency or Governmental Authority, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals from any regulatory agency or Governmental Authority; provided, however, that a Party's own lack of funds or other financial problems shall not constitute "Force Majeure" in respect of such Party;

(x) "**Governmental Authority**" means in respect of any Party, any court or governmental ministry, department, commission, board, bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by such Party;

(y) "**GST**" has the meaning ascribed thereto in Section 3.3;

(z) "**Holding Trust Declaration of Trust**" means the declaration of trust of Holding Trust dated February 25, 2005 between the Holding Trust Trustee, as trustee, the Trust and Trilogy Energy pursuant to which Holding Trust was established, as amended, restated or modified from time to time;

(aa) "**Holding Trust Trustee**" means the trustee of Holding Trust, which initially will be The Canada Trust Company;

(bb) "**Holding Trust Unitholders**" means the holders, from time to time, of one or more Holding Trust Units;

(cc) "**Holding Trust Units**" means units of Holding Trust, each of which represents an equal undivided beneficial interest in the distributions and net assets of Holding Trust, and includes a fraction of such a unit of Holding Trust;

(dd) "**Indemnified Party**" has the meaning ascribed thereto in subsection 8.3(a);

(ee) "**Indemnifying Party**" has the meaning ascribed thereto in subsection 8.3(a);

(ff) "**Independent Directors**" means the directors of Trilogy Energy who have no direct or indirect material relationship with Trilogy Energy, Paramount Resources and any affiliates thereof, and "**Independent Director**" means any one of them;

(gg) "**Information Circular**" means the information circular of PRL dated February 28, 2005 sent to the shareholders of PRL in connection with the Meeting;

(hh) "**Limited Partnership Agreement**" means the amended and restated limited partnership agreement to be entered into prior to Closing among PRL and 1136980 Alberta Ltd., as the initial general partners, and Paramount Oil & Gas Ltd., as the initial limited partner, as amended, restated or modified from time to time;

(ii) "**Material Agreements**" means, collectively, the Trust Indenture, the Holding Trust Declaration of Trust, the Administration Agreement, the Limited Partnership Agreement and any other agreements, certificates or instruments delivered pursuant to such documents;

(jj) "**Meeting**" means the special meeting of holders of securities of PRL (including any adjournment thereof) to be held to consider and, if thought fit, to approve the Arrangement;

(kk) "**Paramount Resources Claims**" has the meaning ascribed thereto in Section 8.1;

(ll) "**Paramount Resources Indemnitees**" has the meaning ascribed thereto in Section 8.1;

(mm) "**Parties**" means Paramount Resources and Trilogy Energy, and "**Party**" means any one of them;

(nn) "**Person**" means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(oo) "**Petroleum Substances**" means petroleum, natural gas and all related hydrocarbons, including all liquid hydrocarbons and all other mineral substances, whether liquid, solid or gaseous and whether hydrocarbons or not (except coal but including sulphur and hydrogen sulphide), produced in association with such petroleum, natural gas or related hydrocarbons;

(pp) "**Plan of Arrangement**" means the plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) as set forth in the Arrangement Agreement;

(qq) "**PRL**" means Paramount Resources Ltd., a corporation incorporated pursuant to the laws of Alberta;

(rr) "**Service Providers**" has the meaning ascribed thereto in subsection 6.5(a);

(ss) "**Services**" has the meaning ascribed thereto in Section 2.2;

(tt) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(uu) "**Taxes**" means all taxes, rates, duties, charges, impositions, levies and assessments whatsoever which are levied, imposed or assessed against any of the Trust Entities by any Governmental Authority, and including those levied, imposed or assessed thereon for education, schools, utilities and local improvements or in respect of any occupancy or use thereof, including GST. If the system of real property taxation shall be altered or varied and any new tax shall be levied or imposed on any of the Trust Entities in substitution for or in addition to those presently levied or imposed, then any such new tax levy shall be deemed to be and shall be included in Taxes. For greater certainty, the term "**Taxes**" includes capital, income or any other taxes payable at any time by a Trust Entity;

(vv) "**third party**" means a Person who is not an affiliate of a Trust Entity or Paramount Resources, as the context requires;

(ww) "**Trilogy Energy Directors**" means, collectively, the directors of Trilogy Energy elected or appointed, as the case may be, from time to time, and "**Trilogy Energy Director**" means any one of them;

(xx) "**Trilogy Energy Officers**" means, collectively, the officers of Trilogy Energy appointed from time to time, and "**Trilogy Energy Officer**" means any one of them;

(yy) "**Trust Entity**" means the Trust, Holding Trust, the Holding Trust Trustee, the Partnership and Trilogy Energy, and "**Trust Entities**" means all of them;

(zz) "**Trust Entity Claims**" has the meaning ascribed thereto in Section 8.2;

(aaa) "**Trust Entity Indemnitees**" has the meaning ascribed thereto in Section 8.2;

(bbb) "**Trust Indenture**" means the trust indenture dated February 25, 2005 between Computershare Trust Company of Canada, the settlor of the Trust, and Trilogy Energy pursuant to which the Trust was established, as amended, restated or modified from time to time;

(ccc) "**Trust Units**" means units of the Trust, each of which represents an equal undivided beneficial interest in the distributions and net assets of the Trust, and includes a fraction of such a unit of the Trust; and

(ddd) "**Unitholders**" means the holders, from time to time, of one or more Trust Units.

1.2 Headings

The division of this Agreement into Articles, Sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "**hereof**", "**hereunder**", "**herein**", "**hereby**" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3 Interpretation

Words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders. Where the word "**including**" or "**includes**" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document or agreement shall include a reference to any schedule, amendment or supplement thereto or any document or agreement in replacement thereof.

1.4 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be a reference to consistently applied accounting principles generally accepted in Canada including those set forth in the CICA Handbook as published from time to time by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such accounting principles are to be applied.

1.5 Currency

All dollar amounts referred to in this Agreement are in lawful money of Canada.

ARTICLE 2
PROVISION OF SERVICES BY PARAMOUNT RESOURCES

2.1 Retention of Paramount Resources

Subject to and in accordance with the terms, conditions and limitations (including Section 2.5) of this Agreement, the overall direction and supervision of Trilogy Energy and any restrictions imposed from time to time by Trilogy Energy, Trilogy Energy (on its own behalf and on behalf of all of the other Trust Entities) hereby engages, retains and appoints Paramount Resources, and Paramount Resources hereby accepts such engagement, to assist Trilogy Energy in the operation and administration of the Trust Entities (directly or indirectly), as more particularly set forth in Section 2.2. Paramount Resources acknowledges that Trilogy Energy has engaged, retained and appointed Paramount Resources to provide certain of the Services set forth herein on behalf and for the benefit of the Partnership.

2.2 Services Provided by Paramount Resources

In furtherance of its engagement pursuant to Section 2.1, Paramount Resources hereby agrees to provide to Trilogy Energy (on its own behalf and on behalf of all of the other Trust Entities) all operational and administrative services (collectively, the "**Services**") pertaining to the Business, the Assets and the Trust Entities as required and requested by Trilogy Energy from time to time, and all related services incidental thereto, including:

(a) assisting Trilogy Energy in performing all of its duties and obligations as administrator of the Trust and Holding Trust pursuant to the Administration Agreement, the Trust Indenture and the Holding Trust Declaration of Trust, as applicable;

(b) assisting Trilogy Energy to ensure compliance by the Trust and Holding Trust with all applicable securities legislation, including continuous disclosure obligations under applicable securities legislation, and all undertakings of the Trust to securities regulatory authorities;

(c) assisting Trilogy Energy in the preparation of any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(d) assisting Trilogy Energy in ensuring compliance by the Trust Entities with, and enforcing, on behalf of Trilogy Energy, all rights of the Trust Entities, respectively, under, all agreements entered into by the Trust Entities, including ensuring timely payment of the operational expenses incurred by Trilogy Energy, on its own behalf or on behalf of any of the other Trust Entities (including disbursing payments of directors' and officers' fees and expenses, legal and accounting fees and expenses, taxes, government license and filing fees and all other costs and expenses incurred for the account of any of the Trust Entities);

(e) providing or causing to be provided, on behalf of Trilogy Energy, investor relations services to the Trust;

(f) assisting Trilogy Energy in the preparation of and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect of all annual and/or special meetings of Unitholders pursuant to the Trust Indenture and Holding Trust Unitholders pursuant to the Holding Trust Declaration of Trust;

(g) assisting Trilogy Energy in the preparation of all information to which Unitholders are entitled under the Trust Indenture and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust;

(h) assisting Trilogy Energy in undertaking, managing and prosecuting any and all proceedings from time to time before or in respect of Governmental Authorities with respect to the Trust Entities;

(i) assisting the Trust Entities to comply with all material regulations, statutes and reporting requirements in connection with the Business, including the reporting obligations of the Trust pursuant to applicable securities laws and stock exchange requirements and the preparation and filing of returns required under the *Income Tax Act* (Canada) on behalf of all of the Trust Entities;

(j) assisting Trilogy Energy in attending to all administrative and other matters arising in connection with any redemptions of the Trust Units and the Holding Trust Units;

(k) assisting Trilogy Energy in monitoring the investments of the Trust to ensure that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the *Income Tax Act* (Canada), the result of which would be to expose the Trust to Part XI tax under such act;

(l) promptly notifying Trilogy Energy of any event that might reasonably be expected to have a material adverse effect on the affairs of any Trust Entity;

(m) assisting Trilogy Energy in (i) preparing and maintaining all customary financial and accounting books and records in appropriate form and sufficient detail to support the administration of the Trust Entities and (ii) arranging an annual independent audit of the financial condition of the Trust (including preparing and providing to the Unitholders annual audited and interim unaudited financial statements of the Trust, and preparing annual audited and interim unaudited financial statements of Holding Trust, as well as all relevant tax information);

(n) assisting Trilogy Energy in maintaining the Trust Entities' principal records and books of account;

(o) assisting Trilogy Energy in keeping true and accurate books, accounts and records of the operations conducted hereunder and preparing and submitting such reports to the appropriate agency or authority on a timely basis as required by Applicable Law;

(p) assisting Trilogy Energy in submitting all income tax returns and filings to the trustee of the Trust and Holding Trust, on behalf of Trilogy Energy, in sufficient time prior to the dates upon which they must be filed so that the trustee of the Trust and Holding Trust has a reasonable opportunity to review them, execute them and return them to Trilogy Energy, and arrange for their filing within the time required by applicable tax law;

(q) assisting Trilogy Energy in determining the amount of the Cash Flow of the Trust (as such term is defined in each of the Trust Indenture and the Holding Trust Declaration of Trust) and computing, on behalf of Trilogy Energy, distributions (including the designation of any capital gain) to Unitholders of distributions properly payable by the Trust and Holding Trust, as applicable; and assisting Trilogy Energy in administering such distribution reinvestment plans and other similar plans as the Trust may establish from time to time;

(r) assisting Trilogy Energy in the management, control, administration and operation of the business and affairs of the Partnership;

(s) assisting Trilogy Energy in operating the Business in a good and workmanlike manner, in accordance with good oilfield practice and in accordance with all Applicable Laws;

(t) providing or arranging such accounting, legal, geological, engineering, geophysical, technical, financial, land management, marketing and other professional or administrative services or advice and analysis as Trilogy Energy may from time to time reasonably require or desire;

(u) assisting Trilogy Energy, on its own behalf and on behalf of any of the other Trust Entities, to arrange for and negotiate all contracts with third parties for the proper operation of the Business (including transfer agents, legal counsel, auditors and printers);

(v) providing to Trilogy Energy, as required by Trilogy Energy, office space, telephone systems, office equipment, facilities, supplies and executive, secretarial and clerical services;

(w) assisting Trilogy Energy to prepare, review and consider all production, capital and expense budgets and business plans in connection with the Trust Entities;

(x) providing or causing to be provided to the Trust Entities any services or analysis reasonably necessary for the Trust Entities to be able to consider or participate in any acquisition, development or disposition by the Trust Entities of an interest in properties, assets or Persons, including to assist the Trust Entities to conduct

negotiations for the acquisition of properties, assets or Persons, provide lease and land services related to such acquisitions (including the examination and evaluation of any title documents) and arrange for examination and preparation of legal documents or such other services required in connection with such acquisitions, provided that Paramount Resources shall be deemed not to make any warranty of title with respect to any properties acquired by the Trust Entities;

(y) providing to or arranging for Trilogy Energy all necessary exploitation, exploration, development and other services in respect of acting as operator of any of the properties or assets of any of the Trust Entities;

(z) reviewing all data, information, notices and requests tendered by any third party operator, advising the Trust Entities as to the appropriate action to be taken and providing or arranging for any required expertise on behalf of all of the Trust Entities to facilitate the proper conduct of operations in respect thereof;

(aa) assisting Trilogy Energy in supervising the disposition and marketing of Petroleum Substances from the Business, invoicing third parties as required and effecting the collection of receivables relating thereto;

(bb) assisting Trilogy Energy in arranging and negotiating hedging, swap and similar agreements on behalf of all of the Trust Entities, whether relating to the marketing of Petroleum Substances produced by the Trust Entities, foreign currencies or otherwise;

(cc) making available to Trilogy Energy, from time to time, such information in connection with operations hereunder as Trilogy Energy may request and which Paramount Resources has or can readily obtain;

(dd) assisting Trilogy Energy in obtaining and maintaining such insurance as may be required or prudent from time to time with respect to the Assets and the operation of the Trust Entities (including appropriate liability insurance for the benefit of the directors and officers of Trilogy Energy);

(ee) assisting Trilogy Energy in establishing and maintaining such bank, brokerage, custodian and other accounts as may be necessary or advisable;

(ff) assisting Trilogy Energy in dealing with banks and other institutional lenders, including in respect of the maintenance of bank records and assisting in the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest; and

(gg) performing all such other duties and functions as Trilogy Energy and Paramount Resources shall from time to time agree upon.

2.3 Covenants of Paramount Resources

Paramount Resources covenants and agrees that in the performance of its Services under this Agreement it shall:

(a) assist Trilogy Energy to observe and perform or cause to be observed and performed on behalf of itself and on behalf of all of the other Trust Entities, in every material respect, (i) the relevant provisions of the Material Agreements and (ii) all Applicable Laws;

(b) undertake all commercially reasonable efforts to assist the Trust Entities, as applicable and to the extent so permitted, in complying with all Applicable Laws (including environmental laws and regulations) that may be in force or issued from time to time relating to the Business, and upon receiving notice or obtaining knowledge of an infraction or threat of an infraction of such Applicable Laws or of any third party claim relating to the Business, whether or not disclosed in any corresponding inspection, investigation or assessment of the Business, notify Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, promptly of such infraction or threat of infraction and assist Trilogy Energy in such capacity to allow the Trust Entities to take all necessary steps to remedy or prevent such infraction (to the extent the Trust Entities have the right to take any such remedial action) and to respond to any Governmental Authority, as and if required; and

(c) not commingle its own funds with any funds held by it on behalf of any Trust Entity.

2.4 Power and Authority of Paramount Resources

Subject to and in accordance with the terms, conditions and limitations herein contained (including Section 2.5) and any restrictions on its powers and authorities as may be imposed, from time to time, by Trilogy Energy, Paramount Resources is hereby authorized to take and do, in connection with the provision of the Services to be provided pursuant to this Agreement, all actions and things which Paramount Resources deems appropriate, acting reasonably and giving effect to the intent of the Parties in entering into this Agreement, in connection with the provision of such services. No Person shall be required to determine the authority of Paramount Resources to give any undertaking or enter into any commitment on behalf of Trilogy Energy.

2.5 Restrictions on Paramount Resources' Powers and Authorities

(a) Notwithstanding the generality of Sections 2.1, 2.2 and 2.4 of this Agreement, Trilogy Energy Directors will supervise the management of the business and affairs of Trilogy Energy which, in turn, will be managing the Trust Entities (and in particular, significant operational decisions in respect of the Trust Entities), and Trilogy Energy Officers shall be responsible for all executive decisions in respect of Trilogy Energy which, in turn, will be managing the Trust Entities.

(b) Notwithstanding the generality of Sections 2.1, 2.2 and 2.4 of this Agreement, Paramount Resources shall not, without first obtaining the written approval of Trilogy Energy, have the authority to execute, as agent for and on behalf of Trilogy Energy, any agreement, instrument or document.

(c) Except for the agreements, instruments and documents described in the Information Circular, any agreement, instrument or document to be entered into by Paramount Resources, as agent for and on behalf of Trilogy Energy, that has an aggregate value in excess of $10,000 and in which Paramount Resources or an affiliate of Paramount Resources is to be a party, will require the prior written approval of a senior officer of Trilogy Energy.

2.6 Limitation

Notwithstanding anything to the contrary herein, Paramount Resources shall not be obligated to do or cause anything to be done by any Trust Entity unless Paramount Resources has the funds of Trilogy Energy, on behalf of the applicable Trust Entity, available to pay the costs and expenses thereof.

2.7 Representatives

Each Party shall, by written notice to the other Party, appoint a representative who shall be that Party's authorized representative for the coordination of communications relating to matters subject to this Agreement. Each of the Parties may, from time to time during the term of this Agreement, remove and replace its authorized representative by written notice to the other Party.

2.8 Non-Exclusivity of Services

The Parties agree and acknowledge that Paramount Resources is not required to be the sole provider to Trilogy Energy of the Services contemplated under this Agreement, and that Trilogy Energy may from time to time retain other third parties to provide administrative and operating services required by Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, or Trilogy Energy may provide such services internally without assistance from third parties. Paramount Resources further acknowledges that Trilogy Energy may not, from time to time, require Paramount Resources to provide any Services, that such circumstances will not result in a breach of this Agreement by Trilogy Energy and that this Agreement shall continue in full force and effect until terminated in accordance with its terms.

ARTICLE 3
PAYMENT OF EXPENSES OF PARAMOUNT RESOURCES' SERVICES

3.1 Expense Reimbursement

Paramount Resources shall be paid, as set forth in Section 3.2 below, an amount equal to all Expenses. The reimbursement of Expenses to Paramount Resources is not intended to provide Paramount Resources with any financial gain or loss.

3.2 Invoicing and Payment of Expenses

Paramount Resources shall submit an invoice to Trilogy Energy on behalf of the Trust Entities on or before the last day of each calendar month during the term of this Agreement, setting out the amount of the Expenses payable by each of the Trust Entities for the immediately preceding month and the amount of GST payable by each of the Trust Entities with respect thereto. Such invoice shall be paid by Trilogy Energy on behalf of the Trust Entities within 30 days of receipt of such invoice.

3.3 Payment of GST

Unless otherwise provided in this Agreement, all amounts expressed herein to be payable to Paramount Resources pursuant to this Agreement are exclusive of any goods and services tax required to be paid thereon by Paramount Resources pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**").

3.4 Failure to Pay When Due

Any amount payable by Trilogy Energy on behalf of the Trust Entities to Paramount Resources hereunder and which is not remitted to Paramount Resources when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgement), at a rate per annum equal to the prime rate charged by Paramount Resources' (or its primary affiliate's) principal banker plus one percent (1%) per annum from the date payment is due until the date payment is made.

3.5 Disputed Payments

Notwithstanding the foregoing provisions of this Article 3, if Trilogy Energy, acting reasonably and in good faith, disputes any Expenses charged by Paramount Resources pursuant to this Agreement, Trilogy Energy shall pay all Expenses which are not in dispute in accordance with Section 3.2 and the Parties shall use good faith efforts to resolve the dispute as to the unpaid Expenses. Trilogy Energy shall not be entitled to set off the amount of any disputed Expenses against future Expenses to be paid by Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, and the acceptance of payment of the undisputed Expenses representing a portion of any invoiced Expenses shall not constitute a waiver or forfeiture by Paramount Resources of any disputed and unpaid Expenses. In the event that the Parties are unable, in good faith, to resolve the dispute as to the unpaid Expenses, such dispute may be submitted to arbitration by any disputing Party (in accordance with the provisions of Article 11 hereof) at any time.

3.6 Report and Audit

Paramount Resources shall provide reasonable details to Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, of the basis for the calculation of the Expenses or any other charges or expenses to be paid to Paramount Resources pursuant to this Agreement. Trilogy Energy shall have the right, at its own expense, during normal business hours, to audit the books of account of Paramount Resources relating to the Expenses reimbursable to Paramount Resources under this Agreement. For greater certainty, such audit

shall not extend to the mutually agreed upon individual rates which form the general and administrative costs charged as part of the Expenses, but may apply with respect to the aggregate amount of Expenses charged to Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, by Paramount Resources.

ARTICLE 4
RECORDS

4.1 Books and Records

Paramount Resources shall prepare and maintain proper and complete records and books of account in which shall be entered all transactions and other matters relating to the Trust Entities and the provision of the Services hereunder as are usually entered into by persons engaged in businesses of like character. Trilogy Energy and Trilogy Energy's authorized representatives shall have the right to audit such books and records at Paramount Resources' offices during normal business hours upon reasonable advance notice.

ARTICLE 5
COVENANTS OF TRILOGY ENERGY

5.1 Covenants of Trilogy Energy

Trilogy Energy shall, and shall cause each of the other Trust Entities to:

(a) grant access, or cause access to be granted, to Paramount Resources to all documentation and information necessary in order for Paramount Resources to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all documentation and information as may be reasonably requested by Paramount Resources, and promptly notify Paramount Resources of any material facts or information of which such Trust Entity is aware, which relate to and may affect the performance of the obligations, covenants or responsibilities of Paramount Resources pursuant to this Agreement, including any known pending or threatened suits, actions, claims, proceedings or orders by or against any Trust Entity or the Business, before any court or administrative tribunal.

ARTICLE 6
ACTIVITIES OF PARAMOUNT RESOURCES

6.1 Standard of Care

In providing the Services, Paramount Resources shall at all times act on a basis which is fair and reasonable, exercise its powers and deliver the Services honestly and in good faith, exercise that degree of care, diligence and skill that a reasonably prudent contractor would exercise in comparable circumstances, and carry out the Services in accordance with all Applicable Laws.

6.2 No Additional Duty

Paramount Resources shall only have the duties and obligations expressly provided for in this Agreement and no other obligation or duty (fiduciary or otherwise) shall be implied. No other standard of care, other than as set forth in Section 6.1 above, shall apply or be implied in relation to the performance, by Paramount Resources, of the Services or the other duties and obligations to be provided hereunder.

6.3 Other Activities and Conflict of Interest

Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, acknowledges and agrees that:

(a) Paramount Resources and its personnel shall only devote as much time as is reasonably necessary for the proper discharge of its duties and obligations hereunder;

(b) Paramount Resources and its affiliates and associates may be engaged in, or hereafter become engaged in, activities other than providing the Services hereunder, and those other activities may involve (i) the provision of services, to any Persons whomsoever, which are the same as or similar to those Services provided hereunder, (ii) engaging in the business of, and/or the direct and indirect ownership, operation and lease of assets and property in connection with, the acquisition, exploration, exploitation, development, production and disposition of Petroleum Substances, related facilities and other energy-related undertakings, (iii) acquiring and otherwise dealing with investments and other direct or indirect rights in Persons involved in the business of the acquisition, exploration, exploitation, development, production and disposition of Petroleum Substances, related facilities and other energy-related undertakings, and (iv) engaging in all activities ancillary or incidental to any of the foregoing, any of which may be in competition with the Business. Trilogy Energy hereby consents to any and all such activities by Paramount Resources and agrees that, provided Paramount Resources meets the standard of care set forth in Section 6.1 and complies with its other obligations in this Article 6, nothing herein shall prevent Paramount Resources or any of its affiliates or associates, or any of their respective officers, directors, or employees from having other business interests or from engaging in

any other business activities even though such business interests or activities may be similar to or competitive with the interests or activities of a Trust Entity, or from rendering services to any other Person even though such Person may have investment or business interests similar to, or competitive with, those of a Trust Entity. Notwithstanding anything herein contained, Paramount Resources and its affiliates shall not be obligated to offer any business opportunities to Trilogy Energy or its affiliates or associates; and

(c) in the event that, following the Closing, the interests of Paramount Resources come into conflict with those of any Trust Entity, Paramount Resources is obliged to make decisions acting in good faith; provided, however, that in dealing with its own interests, Paramount Resources shall not be required to act other than in its own best interests or to have regard, directly or indirectly, to the interests of any Person, including the Unitholders or the Trust Entities, it being expressly acknowledged and agreed that in any such matters, Paramount Resources may have regard only to its own best interests and that such actions will not breach the standard of care outlined in Section 6.1.

6.4 Reliance

In carrying out its duties hereunder, Paramount Resources and its delegates shall be entitled to rely on:

(a) statements of fact of other Persons (any of which may be Persons with whom Paramount Resources is affiliated or associated) who are considered by Paramount Resources, acting reasonably, to be knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from any third party expert selected by Paramount Resources, including any solicitor, auditor, valuator, engineer, surveyor or appraiser (herein "**Experts**"), provided Paramount Resources exercised reasonable care and diligence in selecting such Expert to provide such statements, opinion, advice or information.

Paramount Resources may, from time to time, employ such Experts as may be necessary for the proper discharge of its Services and other duties to be provided hereunder.

Paramount Resources may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

6.5 Liability of Paramount Resources

(a) Notwithstanding anything contained herein, Paramount Resources, its affiliates, associates and any Person who is serving or shall have served as a trustee, director, officer, partner, employee, consultant, agent or representative of Paramount Resources or its affiliates and associates (collectively, the "**Service Providers**") shall not, either directly or indirectly, be liable, answerable or accountable for any damages, losses, costs or expenses to Trilogy Energy, its affiliates, associates and any Person who is serving or shall have served as a

trustee, director, officer, partner, employee, consultant, agent or representative of Trilogy Energy or its affiliates or associates, the Unitholders or any holder of securities of any Trust Entity in any way arising out of or in connection with the performance of the Services (irrespective of whether such Services have been provided before the Effective Date); provided that such damage, loss, cost or expense did not arise as a result of the fraud, gross negligence or wilful misconduct of the Service Provider, in which case the benefit of this Section 6.5(a) shall not apply to that Service Provider.

(b) Each of the Parties hereby acknowledges and agrees that the limits of liability provided for in this Section 6.5 shall not only be enforceable by Paramount Resources but shall also be enforceable directly by each of such other Service Providers and it is agreed that Paramount Resources shall hold in trust and enforce (to the extent necessary), for the benefit of such Service Providers, the limitations of liability conferred by Section 6.5(a).

6.6 Consequential Loss

Notwithstanding anything herein contained, neither Party shall be liable to the other Party, its affiliates, associates and any Person who is serving or shall have served as a trustee, director, officer, partner, employee, consultant, agent or representative of such Party or its affiliates and associates for any reason (including negligence on the part of the first Party or any Person for whose acts it is responsible, and howsoever a head of damage may be formulated) in respect of any loss of use, loss of revenue, loss of profit, loss of contract, loss of goodwill or any loss or damage of an indirect or consequential nature suffered by the other Party, its affiliates, associates and any Person who is serving or shall have served as a trustee, director, officer, partner, employee, consultant, agent or representative of such Party or its affiliates and associates in connection with this Agreement.

6.7 Additional Information

The Parties acknowledge and agree that conducting the activities and providing the Services contemplated herein may have the incidental effect of providing additional information ("**Additional Information**") which may be utilized with respect to, or may augment the value of, business interests and related assets in which Paramount Resources or its affiliates or associates have an interest and that neither Paramount Resources nor its affiliates or associates shall be liable to account to any Trust Entity, the Unitholders or any holder of securities of any Trust Entity with respect to such activities or results; provided, however, that Paramount Resources and such affiliates or associates shall not, in making any use of Additional Information, do so in any manner that Paramount Resources or such affiliates or associates knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which any Trust Entity is a party or is bound.

6.8 Confidentiality

Paramount Resources hereby agrees that, unless the written consent of the majority of the Independent Directors, on behalf of all of the Trust Entities, is obtained, Paramount Resources

will not at any time use, disclose or make available, to any Person, any information (herein referred to as the "**Confidential Information**") concerning the Business acquired in connection with the performance of the Services by Paramount Resources hereunder, provided that notwithstanding the foregoing:

(a) Paramount Resources may make use of, reveal or disclose Confidential Information:

(i) as may be expressly permitted by, or necessary or advisable for the performance of, this Agreement;

(ii) where it is already in the public domain when disclosed to Paramount Resources or becomes, after having been disclosed to Paramount Resources, generally available to the public through publication or otherwise unless the publication or other disclosure was made directly or indirectly by Paramount Resources in breach of this Agreement;

(iii) as required in order to comply with Applicable Laws, the orders or directions of any Governmental Authority, the requirements of any stock exchange or clearing house, or the requirements of any other regulatory authority having jurisdiction, including compliance with the disclosure obligations of Paramount Resources or its affiliates;

(iv) where it was made available to Paramount Resources on a non-confidential basis from a third party source, or where such information can be demonstrated by Paramount Resources to have come into its possession independently of anything done by Paramount Resources under or pursuant to this Agreement and in each case provided Paramount Resources is not aware that such disclosure resulted from a breach of a confidentiality obligation owed to any Trust Entity;

(v) to affiliates and associates of Paramount Resources, and to the officers, directors, employees, agents or other representatives (including consultants, financial institutions and other advisors) of Paramount Resources and its affiliates and associates, provided such Persons have agreed to maintain such Confidential Information in confidence on terms substantially similar to those in this Section 6.8; and

(vi) as necessary in connection with any dispute resolution or any litigation commenced in respect of this Agreement.

(b) the Parties agree that:

(i) nothing in this Section 6.8 shall prevent Paramount Resources from using Additional Information in respect of any other business interests or assets of Paramount Resources or its affiliates or associates, provided that in connection with such use Paramount Resources does not disclose such

Additional Information to any other Person except in the circumstances set forth in subsection 6.8(a); and

(ii) the obligations under this Section 6.8 shall expire and be at an end on the second anniversary of the termination of Paramount Resources' appointment hereunder.

6.9 Insider Trading Matters

Paramount Resources acknowledges that, as a result of the Services that it is to perform hereunder, the Services Providers may acquire knowledge regarding the business and affairs of the Trust, including knowledge of material facts or material changes, that have not been publicly disclosed, and that the Service Providers may be considered to be in a "special relationship" (as defined in applicable securities laws) with the Trust. Paramount Resources undertakes that, where appropriate, it will use its reasonable best efforts to cause the Service Providers to comply with insider trading provisions and restrictions contained in applicable securities laws and with the terms of any insider trading policy adopted from time to time by the Trust, including compliance with any "blackout" or restricted periods imposed with respect to trading in securities of the Trust.

ARTICLE 7
ASSIGNMENT AND DELEGATION

7.1 Assignment

No Party may assign its rights or obligations under this Agreement.

7.2 Delegation of Paramount Resources' Obligations

Subject to and in accordance with the terms and conditions herein contained, Paramount Resources may delegate (by subcontract or otherwise) the performance of any of its duties and obligations under this Agreement to any Person, including affiliates of Paramount Resources, without the prior written consent of Trilogy Energy Directors on behalf of all of the Trust Entities, provided that such delegation shall not relieve Paramount Resources of the responsibility for ensuring the performance of its duties and obligations under this Agreement.

ARTICLE 8
INDEMNIFICATION

8.1 Indemnification of Paramount Resources

Paramount Resources, its affiliates, associates and any Person who is serving or shall have served as a trustee, director, officer, partner, employee, consultant, agent or representative of Paramount Resources or its affiliates and associates (collectively, the "**Paramount Resources Indemnitees**"), shall be indemnified and saved harmless by Trilogy Energy, from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement (with the approval of Trilogy Energy Directors, acting reasonably), and legal fees on a solicitor-client basis, including reasonable disbursements) of

whatsoever kind or nature (collectively, the "**Paramount Resources Claims**") incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of Services hereunder (irrespective of whether such services have been provided before the Effective Date), unless such Paramount Resources Claims arise principally and directly from the fraud, wilful misconduct or gross negligence of any of the Paramount Resources Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which Paramount Resources or the Paramount Resources Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

8.2 Indemnification of the Trust Entities

Subject to the limitations on liability of Paramount Resources contained in this Agreement, Trilogy Energy, its affiliates, associates and any Person who is serving or shall have served as a trustee, director, officer, partner, employee, consultant, agent or representative of Trilogy Energy or its affiliates or associates (collectively, the "**Trust Entity Indemnitees**") shall be indemnified and saved harmless by Paramount Resources from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgements, fines, penalties, amounts paid in settlement (with the approval of Paramount Resources, acting reasonably), and legal fees on a solicitor-client basis, including reasonable disbursements) of whatsoever kind or nature (collectively, the "**Trust Entity Claims**") incurred by, borne by or asserted against any of such indemnified parties which arise principally and directly from the fraud, wilful default or gross negligence of Paramount Resources in the performance of its obligations hereunder, unless such Trust Entity Claims arise from the fraud, wilful default or gross negligence on the part of such indemnified party, or are attributable to actions undertaken on the instructions of any of the Trust Entity Indemnitees.

The foregoing right of indemnification shall not be exclusive of any other rights to which Trilogy Energy or the Trust Entity Indemnitees may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

8.3 Method of Asserting Claims

(a) If a Party entitled to indemnification pursuant to the terms hereof (the "**Indemnified Party**") intends to seek indemnification under this Article 8 from the other Party (the "**Indemnifying Party**"), the Indemnified Party shall give the Indemnifying Party notice of such claim for indemnification promptly following the receipt or determination by the Indemnified Party of actual knowledge or information as to the factual and legal basis of any claim which is subject to indemnification and, where such claim results from the commencement of any claim or action by a third party, promptly following receipt of written notice of such third party claim or action. The failure of or delay by an Indemnified Party to so notify the Indemnifying Party (as set forth above) shall not relieve the Indemnifying Party of its indemnification obligations hereunder to the Indemnified Party, however the liability which the Indemnifying Party has to the Indemnified Party pursuant to the terms of this Article 8 (and for which the

Indemnifying Party will be obligated to indemnify the Indemnified Party in respect of) shall be reduced to the extent that any such delay in or failure to give notice as herein required prejudices the defence of any such action, suit, proceeding, investigation or claim, or otherwise results in any increase in the liability which the Indemnifying Party has under its indemnity provided for herein.

(b) The Indemnifying Party, at its sole cost and expense, shall have the right to assume the defence of any claim, action, suit, proceeding or investigation brought against the Indemnified Party with counsel designated by the Indemnifying Party and reasonably satisfactory to the Indemnified Party; provided that the Indemnifying Party will not, without the Indemnified Party's prior written consent (such consent not to be unreasonably withheld), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of the Indemnified Party from all liabilities arising out of such action, suit, proceeding, investigation or claim.

(c) Notwithstanding the foregoing:

(i) if the defendants in any such action, suit, proceeding or investigation include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party is advised by counsel that there are legal defences available to the Indemnified Party that are additional to those available to the Indemnifying Party and that in such circumstances representation by the same counsel would be inappropriate; or

(ii) if the Indemnified Party shall have reasonably concluded that the Indemnifying Party is not taking or has not taken, all necessary steps to diligently defend such claim, action, suit, proceeding or investigation, the Indemnified Party has provided written notice of same to the Indemnifying Party, and the Indemnifying Party has not rectified the situation within a reasonable time,

then the Indemnified Party shall have the right to retain separate counsel, the reasonable costs of which shall be at the Indemnifying Party's expense, to represent the Indemnified Party and to otherwise participate in the defence of such claim, action, suit, proceeding or investigation on behalf of such Indemnified Party.

(d) Notwithstanding anything herein contained, an Indemnified Party shall have the right, at its sole cost and expense, to retain counsel to separately represent it in connection with the negotiation, settlement or defence of any claim, action, suit, proceeding or investigation brought by a third party; provided, for further

certainty, that such counsel shall not, unless agreed by the Indemnifying Party, assume control of the negotiation, settlement or defence.

(e) Except to the extent expressly provided herein, no Indemnified Party shall settle any claim or action with respect to which it has sought or intends to seek indemnification pursuant to this Article 8 without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

8.4 Net Amount

In the event that an Indemnifying Party is obligated to indemnify and hold any Indemnified Party harmless under this Article 8, the amount owing to the Indemnified Party shall be the amount of such Indemnified Party's actual out-of-pocket loss, net of any insurance proceeds or other amount recovered from any other Person.

8.5 Third Party Beneficiaries

Each of the Parties hereby acknowledges and agrees that the rights of indemnification provided for in this Article 8 shall not only be enforceable by the Parties hereto but shall also be enforceable directly by each of Paramount Resources Indemnitees and each of the Trust Entity Indemnitees, and in this respect it is further acknowledged and agreed that:

(a) Paramount Resources is acting as agent and trustee for the Paramount Resources Indemnitees as regards the covenants of Trilogy Energy, pursuant to Section 8.1, with respect to the indemnification of the Paramount Resources Indemnitees; and

(b) Trilogy Energy is acting as agent and trustee for the Trust Entity Indemnitees as regards the covenants of Paramount Resources, pursuant to Section 8.2, with respect to the indemnification of the Trust Entity Indemnitees.

8.6 Survival

The obligation to indemnify under this Article 8 will continue in full force and effect notwithstanding the expiration or termination of this Agreement, with respect to any loss, claim, liability, damage or other expense based on events, conditions or circumstances which occurred or are attributable to the period prior to such expiration or termination.

ARTICLE 9
TERM AND TERMINATION

9.1 Term

This Agreement shall commence on the date hereof and except as otherwise provided herein, shall continue in full force and effect until March 31, 2006, provided that either party to this Agreement may, with at least six months' written notice to the other, terminate this Agreement.

9.2 Termination on Default

(a) This Agreement and Paramount Resources' appointment and all authority hereunder shall be immediately terminable on written notice from Trilogy Energy to Paramount Resources in the event that:

(i) Paramount Resources:

(A) shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy or insolvency proceeding against it; or

(B) shall file a petition or answer or consent or other proceeding seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial law available for the protection of bankrupt or insolvent debtors; or

(C) shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of Paramount Resources or of all or a substantial portion of its assets; or

(D) shall voluntarily suspend transaction of its usual business;

(ii) a court having jurisdiction in the premises shall have entered a decree or order:

(A) adjudging Paramount Resources bankrupt or insolvent, under any Canadian federal or provincial bankruptcy law; or

(B) for the appointment of a receiver, trustee or assignee in bankruptcy of Paramount Resources or of all or a substantial portion of its assets;

(iii) Paramount Resources makes and continues default in the performance of a material obligation under this Agreement, and within 30 days after Paramount Resources receives a notice of such default given by Trilogy Energy, Paramount Resources fails to remedy the default in a reasonable manner or when the default is not reasonably capable of being remedied within such 30 day period, Paramount Resources fails to take reasonable steps to remedy the default and give reasonable assurances to Trilogy Energy that such default shall be cured or rectified within a reasonable period of time. Any such notice of default shall not be valid unless it provides reasonable particulars, as then known, of the default; or

(iv) there is a Change of Control of Paramount Resources without the prior written consent of a majority of Trilogy Energy Directors, which consent shall not be unreasonably withheld; provided that:

(A) no change in the holding, direct or indirect, of securities of PRL, whether such change occurs by way of take-over bid, reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, shall in any way require the consent of Trilogy Energy Directors hereunder and for greater certainty, such an occurrence shall not constitute an event of termination pursuant to this subsection 9.2(a); and

(B) no such consent is required hereunder in respect of any Change of Control of Paramount Resources which occurs as result of the enforcement of any security interest granted by Paramount Resources or its affiliates pursuant to documentation relating to indebtedness incurred, or a guarantee granted, by Paramount Resources or its affiliates and for greater certainty, such an occurrence shall not constitute an event of termination pursuant to this subsection 9.2(a).

(b) This Agreement shall be immediately terminable on written notice from Paramount Resources to Trilogy Energy in the event that:

(i) any of the Trust Entities:

(A) shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy or insolvency proceeding against such Trust Entity; or

(B) shall file a petition or answer or consent or other proceeding seeking reorganization, readjustment, arrangement, composition or similar relief under any Canadian federal or provincial law available for the protection of bankrupt or insolvent debtors; or

(C) shall consent to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of such Trust Entity or of all or a substantial portion of its assets; or

(D) shall voluntarily suspend transaction of its usual business;

(ii) a court having jurisdiction in the premises shall have entered a decree or order:

(A) adjudging a Trust Entity bankrupt or insolvent, under any Canadian federal or provincial bankruptcy law; or

(B) for the appointment of a receiver, trustee or assignee in bankruptcy of a Trust Entity or of all or a substantial portion of its assets; or

(iii) Trilogy Energy makes and continues default in the performance of a material obligation under this Agreement, and within 30 days after Trilogy

Energy receives a notice of such default given by Paramount Resources, Trilogy Energy fails to remedy the default in a reasonable manner or when the default is not reasonably capable of being remedied within such 30 day period, Trilogy Energy fails to take reasonable steps to remedy the default and give reasonable assurances to Paramount Resources that such default shall be cured or rectified within a reasonable period of time. Any such notice of default shall not be valid unless it provides reasonable particulars, as then known, of the default.

On the effective date of the termination of this Agreement pursuant to the provisions of this Section 9.2, Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, shall pay to Paramount Resources any amounts owing to Paramount Resources to the effective date of termination.

9.3 Effective Date of Termination

For the purposes of this Article, "effective date of termination" means the date on which this Agreement terminates under any of the preceding sections of this Article 9.

9.4 Survival

Any obligation of the Parties pursuant to the terms hereof which accrued prior to the termination of the Agreement shall survive the termination of the Agreement, including, for further certainty, all payment obligations of Trilogy Energy in respect of amounts accrued to and in favour of Paramount Resources hereunder.

9.5 Post-Termination Arrangements

In the event of a termination of this Agreement under this Article 9:

(a) within 30 days of the effective date of termination, Paramount Resources shall, to the extent that it is able, subject to legislative and contractual restrictions, deliver to and, where applicable, transfer into the name of the applicable Trust Entity or as Trilogy Energy, on behalf of the applicable Trust Entity, may in writing direct, all property and documents of the Trust Entities then in the custody of Paramount Resources. Paramount Resources shall be permitted to retain copies of all documents and electronic files and programs; and

(b) Paramount Resources shall be reimbursed for all Expenses accrued hereunder, as accrued or incurred (as applicable) on or prior to the date of termination, and the Parties shall take all steps as may be reasonably required to complete any final accounting between them in respect to any Expenses hereunder and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 10
FORCE MAJEURE

10.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent that such obligations cannot be reasonably performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that:

(a) the occurrence of an event of Force Majeure affecting Trilogy Energy but not affecting the performance of Paramount Resources' obligations hereunder, shall not relieve Trilogy Energy of its obligations to make payments of Expenses to Paramount Resources which it is obligated to make hereunder; and

(b) upon the occurrence of an event of Force Majeure affecting Paramount Resources, and during the continuance thereof, Trilogy Energy shall continue to be obligated to make payment of all Expenses, whether incurred before or after the event of Force Majeure.

The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure.

10.2 Notice

The Party seeking to invoke the benefit of Section 10.1 shall (a) give the other Party prompt written notice of the particulars of the event of Force Majeure and, if reasonably ascertainable, its expected duration, and (b) use its commercially reasonable efforts to remedy its inability to perform.

ARTICLE 11
RESOLUTION OF DISPUTES AND ARBITRATION

11.1 Dispute

Where so provided in this Agreement, and in any other instance where agreed to in writing by the Parties, a dispute or disagreement of any kind or nature between the Parties arising out of or in connection with this Agreement (a "**Dispute**") will be resolved in accordance with this Article 11 to the extent permitted by law.

11.2 Arbitration

(a) Any Dispute required to be submitted to arbitration hereunder or which the Parties agree in writing to submit to arbitration hereunder, shall be presided over by one arbitrator pursuant to the procedure set forth in this Section 11.2 and pursuant to the provisions of the *Arbitration Act* (Alberta). If the provisions of this Section 11.2 are inconsistent with the provisions of the *Arbitration Act* (Alberta),

the provisions of this Section 11.2 shall prevail to the extent of such inconsistency.

(b) Either Party may commence a proceeding for arbitration of a Dispute by making a demand for arbitration of a Dispute by sending a notice (the "**Arbitration Notice**") in writing to the other Party setting forth the nature of the Dispute, the amount involved and the name of the arbitrator the initiating Party proposes to be appointed.

(c) Within 30 days after deemed receipt (in accordance with Section 12.4) of the Arbitration Notice by the Party to whom it is sent, the Parties shall agree on the designation of an arbitrator; should the Parties fail to do so, an arbitrator shall be appointed by a judge of the Court of Queen's Bench for the Province of Alberta, upon motion by either Party (the "**Arbitrator**"). The Parties agree to exercise their commercially reasonable efforts to select, or have selected, an arbitrator who has, objectively viewed, a reasonable level of expertise and experience related to the relevant matters in dispute so as to be competent to resolve the matter appropriately.

(d) Arbitration hearings shall be held in Calgary, Alberta and shall commence no later than 15 days after the appointment of the arbitrator in accordance with subsection 11.2(c). The decision of the Arbitrator shall be final, without appeal, and binding upon the Parties.

(e) Each Party shall bear the costs and expenses of lawyers, consultants, advisors, witnesses and employees retained by it in any Arbitration. The expenses of the Arbitrator shall be paid equally by the Parties unless the Arbitrator provides otherwise in its award.

11.3 Continued Performance

Notwithstanding anything herein contained, during the conduct of Dispute resolution procedures pursuant to this Article 11, the Parties shall continue to perform their respective obligations under this Agreement and neither Party shall exercise any other remedies to resolve such Dispute.

ARTICLE 12
GENERAL MATTERS

12.1 No Partnership, Joint Venture or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any one of them. The Parties agree that Paramount Resources shall perform its duties and obligations under this Agreement as an independent contractor (with its duties and obligations as expressly provided herein) for and on behalf of Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities, and it is acknowledged and agreed that only where Paramount Resources undertakes execution of contracts or other instruments for and on behalf of Trilogy Energy,

Paramount Resources may then be acting as an agent of Trilogy Energy. In no circumstances shall Paramount Resources be, or be deemed to be, a fiduciary or trustee for any Person, whether or not a Party, in connection with the discharge by Paramount Resources of such duties and obligations.

12.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns. Any amendment to this Agreement after the Closing shall require the consent of a majority of Trilogy Energy Directors.

12.3 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.4 Notice

All notices, requests, consents, waivers and other communications required or permitted hereunder or with respect to this Agreement shall be in writing and shall be deemed to have been properly served: (a) when delivered if delivered personally (including by courier); or (b) on the Business Day after mailing if sent by a nationally recognized overnight delivery service which maintains records of the time, place and recipient of delivery, in each case to a Party at its address as follows:

(a) If to Trilogy Energy, on its own behalf and on behalf of all of the other Trust Entities:

Trilogy Energy Ltd.
4100, 350 – 7th Avenue S.W.
Calgary, Alberta, T2P 3N9

Attention: President
Fax No.: (403) 263-8915

(b) If to Paramount Resources:

Paramount Resources
c/o Paramount Resources Ltd.
4700, 888 – 3rd Street S.W.
Calgary, Alberta, T2P 5C5

Attention: General Counsel, Corporate Secretary and Manager, Land
Fax No.: (403) 264-9206

A party may change its address for service by notice to the other party, and such changed address for service thereafter shall be effective for all purposes of this Agreement.

12.5 Governing Law and Attornment

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the exclusive jurisdiction of such courts.

12.6 Enurement

This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

12.7 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements between the Parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

12.8 Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

12.9 Further Assurances

Each Party hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

12.10 Time of the Essence

Time shall be of the essence in respect of this Agreement.

12.11 Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

TRILOGY ENERGY LTD.

Per:(Signed) Bernard K. Lee
Bernard K. Lee
Chief Financial Officer

Per:(Signed) Charles E. Morin
Charles E. Morin
General Counsel, Corporate Secretary and Manager, Land

PARAMOUNT RESOURCES, by its managing partner, PARAMOUNT RESOURCES LTD.

Per:(Signed) Bernard K. Lee
Bernard K. Lee
Chief Financial Officer

Per:(Signed) Charles E. Morin
Charles E. Morin
General Counsel, Corporate Secretary and Manager, Land

[Execution Page to a Services Agreement dated April 1, 2005 between Trilogy Energy Ltd. and Paramount Resources]